UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
(Registrant)

By:	/s/ Joong Suk Oh
(Signature)
Name:	Joong Suk Oh
Title:	Senior Vice President

Date: March 12, 2021

SK TELECOM CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2020 and 2019

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of

SK Telecom Co., Ltd.:

Opinion

We have audited the accompanying consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”) which comprise the consolidated statements of financial position as of December 31, 2020 and 2019 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2020 and 2019, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

Without qualifying our opinion, we draw attention to the following:

As described in Note 3 to the consolidated financial statements, the Group retrospectively applied changes in accounting policies regarding the method of determining lease term and restated the comparative financial statements as of and for the year ended December 31, 2019.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements as of and for the year ended December 31, 2020. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

1.	Revenue Recognition

As described in note 4 (21) and 5 (2) of the consolidated financial statements, the Group’s revenue from cellular services is primarily generated from the provision of a variety of telecommunications services at various rate plans and products. Revenue from wireless service amounted to ~~W~~9,801,194 million in 2020. It is recognized based on data from complex information technology systems that process large volume of transactions with subscribers. Therefore, we have identified revenue recognition related to the Group’s wireless service as a key audit matter due to the complexity of information technology systems involved and the revenue recognition standard applied.

The primary procedures we performed to address this key audit matter included:

•

Testing certain internal controls relating to the Group’s revenue recognition process, including information technology (IT) systems used for the purposes of revenue recognition. Specifically, we assessed the IT system environment for data records, rating and billing systems, which aggregate data used for revenue recognition for voice usage, text and mobile data services, generate customer bills and support measurement of revenue.

•	Comparing a sample of revenue transactions to supporting evidence, such as customer bills, rating system information, subscriber contracts, and cash received, where applicable.

•

Inspecting major contracts with subscribers to assess the Group’s revenue recognition policies based on the terms and conditions as set out in the contracts, with reference to the requirements of K-IFRS No. 1115.

2.	Evaluation of impairment analysis for goodwill in the security services cash generating unit

As described in notes 4 (11) and 16 of the consolidated financial statements, the Group performs impairment test for goodwill at least annually or when there is an indication of possible impairment by comparing the recoverable amount and the carrying amount of a cash generating unit (“CGU”) to which goodwill is allocated. The Group’s security services-related operating segments included security services and information security services. The amount of goodwill that is allocated to the security services CGU is ~~W~~1,176,274 million as of December 31, 2020. No goodwill is allocated to the information security services CGU.

In carrying out the impairment assessment of goodwill, management determined the recoverable amount based on the value in use (“VIU”). Determining the VIU of the security services CGU involves significant judgments in estimating the expected future cash flows including the estimates of revenue growth rate, labor costs, perpetual growth rate and discount rate. In the Group’s impairment test as of December 31, 2019, the VIU of security services CGU approximated its carrying value. In its impairment test as of December 31, 2020, while the Group does not expect the total carrying amount of the CGU will exceed the VIU due to reasonably possible changes in certain assumptions, there is still a high degree of uncertainty on the other significant assumptions applied, which may impact the goodwill impairment result. As such we have identified the evaluation of goodwill impairment in the security services CGU as a key audit matter.

The primary procedures we performed to address this key audit matter included:

•

Involving our internal valuation professionals to assist us in evaluating estimated revenue growth rate, labor costs and perpetual growth rate by comparison with industry reports as well as historical performance and evaluating the discount rate by comparing with the discount rate that was independently developed using publicly available market data for comparable entities.

•

Performing sensitivity analysis for both the discount rate and the perpetual growth rate applied to the discounted cash flow forecasts to assess the impact of changes in these key assumptions on the conclusion reached in management’s impairment assessment.

•

Evaluating estimated revenue growth rate and labor costs by comparison with the financial budgets approved by the Group and comparing the cash flow forecasts prepared in prior year with the actual results to assess the Group’s ability to accurately forecast.

3.	Evaluation of fair value for intangible assets – Customer relationships

As described in note 12 of the consolidated financial statements, as a result of the merger between SK Broadband Co., Ltd., a subsidiary of SK Telecom Co., Ltd., and Tbroad Co., Ltd., the Group recognized the acquired customer relationships arising from the business combination as an identifiable intangible asset. The fair value of customer relationships amounts to ~~W~~374,019 million as of April 30, 2020, the acquisition date.

The Group estimated the fair value of customer relationships using the multi-period excess earnings method (“MPEEM”). In applying MPEEM, the Group estimates revenue and cash flows derived from the acquired customer relationships based on estimated revenue per subscriber, estimated customer attrition rate and discount rate. Considering the significant degree of the judgment in measuring the fair value of customer relationships, we identified the evaluation of fair value for customer relationships as a key audit matter.

The primary procedures we performed to address this key audit matter included:

•	Involving our internal valuation professionals to assist us in:

•	Assessing the MPEEM model used for the fair value estimate considering the nature of the intangible assets and requirement by K-IFRS

•	Assessing the revenue per subscriber and customer attrition rate used in the cashflow estimate by comparing with the aquiree’s historical performance; and

•	Evaluating the discount rate by comparing with the discount rate that was independently developed using publicly available market data.

•	For historical performance used in evaluating the reasonableness of the above assumptions, evaluating the accuracy by agreeing or recalculating using public or audited information, as applicable.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 11, 2021

This report is effective as of March 11, 2021, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. (the “Parent Company”) AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019, AND

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

The accompanying consolidated financial statements, including all footnote disclosures, were prepared by, and are the responsibility of, the Parent Company.

Park, Jung-Ho

Chief Executive Officer

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2020 and 2019

(In millions of won)	Note	December 31, 2020		December 31, 2019
Assets
Current Assets:
Cash and cash equivalents	36,37	~~W~~	1,369,653	1,270,824
Short-term financial instruments	6,36,37,39		1,426,952	830,647
Short-term investment securities	11,36,37		150,392	166,666
Accounts receivable - trade, net	7,36,37,38		2,188,893	2,230,979
Short-term loans, net	7,36,37,38		97,464	66,123
Accounts receivable - other, net	3,7,36,37,38,39		979,044	903,509
Contract assets	9,37		100,606	127,499
Prepaid expenses	3,8		2,128,349	2,018,690
Prepaid income taxes	33		1,984	63,748
Derivative financial assets	22,36,37,40		8,704	26,253
Inventories, net	10		171,443	162,882
Advanced payments and others	3,7,36,37		151,602	220,687

			8,775,086	8,088,507

Non-Current Assets:
Long-term financial instruments	6,36,37		893	990
Long-term investment securities	11,36,37		1,648,837	857,215
Investments in associates and joint ventures	13		14,354,113	13,385,264
Property and equipment, net	3,14,15,38,39		13,377,077	12,933,460
Goodwill	12,16		3,357,524	2,949,530
Intangible assets, net	17		4,436,194	4,866,092
Long-term contract assets	9,37		47,675	64,359
Long-term loans, net	7,36,37,38		40,233	33,760
Long-term accounts receivable - other	3,7,36,37,38,39		332,803	351,663
Long-term prepaid expenses	3,8		1,063,711	1,239,865
Guarantee deposits	3,7,36,37,38		172,474	164,652
Long-term derivative financial assets	22,36,37,40		155,991	124,707
Deferred tax assets	33		105,088	109,057
Defined benefit assets	21		3,557	1,125
Other non-current assets	7,36,37		35,701	32,122

			39,131,871	37,113,861

		~~W~~	47,906,957	45,202,368

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2020 and 2019

(In millions of won)	Note	December 31, 2020		December 31, 2019
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable - trade	36,37,38	~~W~~	372,909	438,297
Accounts payable - other	36,37,38		2,484,466	2,521,474
Withholdings	36,37,38		1,410,239	1,350,244
Contract liabilities	9		229,892	191,225
Accrued expenses	3,36,37		1,554,889	1,424,833
Income tax payable	33		219,766	5,450
Short-term derivative financial liabilities	22,36,37,40		77	—
Provisions	3,20,39		69,363	86,320
Short-term borrowings	18,36,37,40		109,998	20,603
Current installments of long-term debt, net	18,36,37,40		939,237	1,017,327
Current installments of long-term payables - other	19,36,37,40		424,600	423,839
Lease liabilities	3,36,37,38,40		359,936	371,742
Other current liabilities			2,595	319

			8,177,967	7,851,673

Non-Current Liabilities:
Debentures, excluding current installments, net	18,36,37,40		7,690,169	7,253,894
Long-term borrowings, excluding current installments, net	18,36,37,39,40		1,979,261	1,972,149
Long-term payables - other	19,36,37,40		1,142,354	1,550,167
Long-term lease liabilities	3,36,37,38,40		1,076,841	919,265
Long-term contract liabilities	9		30,704	32,231
Defined benefit liabilities	21		154,944	172,258
Long-term derivative financial liabilities	22,36,37,40		375,083	1,043
Long-term provisions	3,20,39		81,514	78,841
Deferred tax liabilities	3,33		2,709,075	2,463,861
Other non-current liabilities	3,36,37,38		92,802	90,052

			15,332,747	14,533,761

Total Liabilities			23,510,714	22,385,434

Shareholders’ Equity:
Share capital	1,23		44,639	44,639
Capital surplus and others	12,23,24,25,26		677,203	1,006,481
Retained earnings	3,27		22,981,913	22,228,683
Reserves	28		40,139	(329,576)

Equity attributable to owners of the Parent Company			23,743,894	22,950,227
Non-controlling interests			652,349	(133,293)

Total Shareholders’ Equity			24,396,243	22,816,934

		~~W~~	47,906,957	45,202,368

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Operating revenue:	3,5,38
Revenue		~~W~~	18,624,651	17,740,716

Operating expenses:	3,38
Labor			3,006,172	2,822,673
Commissions	8		5,347,086	5,002,066
Depreciation and amortization	3,5		3,991,083	3,856,662
Network interconnection			770,712	752,334
Leased lines	3		294,722	263,367
Advertising			431,679	434,561
Rent	3		173,294	154,843
Cost of goods sold			1,608,470	1,833,362
Others	30		1,652,109	1,512,671

			17,275,327	16,632,539

Operating profit	5		1,349,324	1,108,177

Finance income	3,5,32		241,196	142,155
Finance costs	3,5,32		(497,193)	(437,955)
Gain relating to investments in subsidiaries, associates and joint ventures, net	5,13		1,028,403	449,543
Other non-operating income	3,5,31		99,051	102,731
Other non-operating expenses	3,5,31		(343,741)	(203,650)

Profit before income tax	5		1,877,040	1,161,001

Income tax expense	3,33		376,502	300,268

Profit for the year		~~W~~	1,500,538	860,733

Attributable to:
Owners of the Parent Company		~~W~~	1,504,352	888,698
Non-controlling interests			(3,814)	(27,965)

Earnings per share	3,34
Basic earnings per share (in won)		~~W~~	20,463	12,127

Diluted earnings per share (in won)			20,459	12,127

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Profit for the year		~~W~~	1,500,538	860,733
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	21		(2,637)	(72,605)
Net change in other comprehensive income (loss) of investments in associates and joint ventures	13,28		271	(19,269)
Valuation gain (loss) on financial assets at fair value through other comprehensive income	28,32		579,678	(17,943)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income (loss) of investments in associates and joint ventures	13,28		(114,478)	75,763
Net change in unrealized fair value of derivatives	22,28,32		19,138	40,681
Foreign currency translation differences for foreign operations	28		(20,150)	(5,618)

Other comprehensive income for the year, net of taxes			461,822	1,009

Total comprehensive income		~~W~~	1,962,360	861,742

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		~~W~~	1,869,075	891,051
Non-controlling interests			93,285	(29,309)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020 and 2019

(In millions of won)
		Controlling interests						Non- controlling interests	Total equity
	Note	Share capital		Capital surplus and others	Retained earnings	Reserves	Sub-total
Balance, January 1, 2019(As reported)			44,639	655,084	22,120,355	(373,442)	22,446,636	(122,075)	22,324,561
Changes in accounting policies	3		—	—	(5,393)	—	(5,393)	—	(5,393)

Balance, January 1, 2019(Restated)			44,639	655,084	22,114,962	(373,442)	22,441,243	(122,075)	22,319,168
Total comprehensive income (loss):
Profit (loss) for the year			—	—	888,698	—	888,698	(27,965)	860,733
Other comprehensive income (loss)	13,21,22,28,32		—	—	(41,513)	43,866	2,353	(1,344)	1,009

			—	—	847,185	43,866	891,051	(29,309)	861,742

Transactions with owners:
Annual dividends	35		—	—	(646,828)	—	(646,828)	(21,150)	(667,978)
Interim dividends	35		—	—	(71,870)	—	(71,870)	(8,650)	(80,520)
Share option	26		—	295	—	—	295	764	1,059
Interest on hybrid bonds	25		—	—	(14,766)	—	(14,766)	—	(14,766)
Disposal of treasury shares	24		—	300,000	—	—	300,000	—	300,000
Changes in ownership in subsidiaries	12		—	51,102	—	—	51,102	47,127	98,229

			—	351,397	(733,464)	—	(382,067)	18,091	(363,976)

Balance, December 31, 2019		~~W~~	44,639	1,006,481	22,228,683	(329,576)	22,950,227	(133,293)	22,816,934

Balance, January 1, 2020		~~W~~	44,639	1,006,481	22,228,683	(329,576)	22,950,227	(133,293)	22,816,934
Total comprehensive income (loss):
Profit (loss) for the year			—	—	1,504,352	—	1,504,352	(3,814)	1,500,538
Other comprehensive income (loss)	13,21,22,28,32		—	—	(4,992)	369,715	364,723	97,099	461,822

			—	—	1,499,360	369,715	1,869,075	93,285	1,962,360

Transactions with owners:
Annual dividends	35		—	—	(658,228)	—	(658,228)	(5,771)	(663,999)
Interim dividends	35		—	—	(73,136)	—	(73,136)	—	(73,136)
Share option	26		—	179	—	—	179	1,256	1,435
Interest on hybrid bonds	25		—	—	(14,766)	—	(14,766)	—	(14,766)
Acquisition of treasury shares	24		—	(426,664)	—	—	(426,664)	—	(426,664)
Changes in ownership in subsidiaries	12		—	97,207	—	—	97,207	696,872	794,079

			—	(329,278)	(746,130)	—	(1,075,408)	692,357	(383,051)

Balance, December 31, 2020		~~W~~	44,639	677,203	22,981,913	40,139	23,743,894	652,349	24,396,243

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	1,500,538	860,733
Adjustments for income and expenses	40		4,256,654	4,435,039
Changes in assets and liabilities related to operating activities	40		302,458	(856,130)

			6,059,650	4,439,642
Interest received			41,832	56,392
Dividends received			166,019	241,117
Interest paid			(397,351)	(360,439)
Income tax paid			(48,274)	(341,728)

Net cash provided by operating activities			5,821,876	4,034,984

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	253,971
Decrease in short-term investment securities, net			17,684	29,503
Collection of short-term loans			77,114	113,345
Decrease in long-term financial instruments			99	231
Proceeds from disposals of long-term investment securities			46,065	234,683
Proceeds from disposals of investments in associates and joint ventures			2,715	220
Proceeds from disposals of property and equipment			102,526	18,478
Proceeds from disposals of intangible assets			39,654	7,327
Collection of long-term loans			4,608	4,435
Decrease in deposits			16,244	9,180
Proceeds from settlement of derivatives			845	601
Collection of lease receivables			—	27,712
Proceeds from disposals of subsidiaries			165	4,802
Cash inflow from business combinations			115,834	5,016
Cash inflow from transfers of business			5,395	45,658

			428,948	755,162
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(596,025)	—
Increase in short-term loans			(103,604)	(116,320)
Increase in long-term loans			(11,044)	(11,541)
Increase in long-term financial instruments			(2)	—
Acquisitions of long-term investment securities			(95,474)	(383,976)
Acquisitions of investments in associates and joint ventures			(170,292)	(264,015)
Acquisitions of property and equipment			(3,557,800)	(3,375,883)
Acquisitions of intangible assets			(129,976)	(141,010)
Increase in deposits			(12,175)	(6,164)
Cash outflow for business combinations			(2,958)	(36,910)
Cash outflow for disposal of subsidiaries			—	(927)

			(4,679,350)	(4,336,746)

Net cash used in investing activities		~~W~~	(4,250,402)	(3,581,584)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		~~W~~	76,375	—
Proceeds from issuance of debentures			1,420,962	1,633,444
Proceeds from long-term borrowings			1,947,848	—
Cash inflows from settlement of derivatives			36,691	12,426
Proceeds from disposal of treasury shares			—	300,000
Transactions with non-controlling shareholders			17,766	101,398

			3,499,642	2,047,268
Cash outflows for financing activities:
Repayments of short-term borrowings, net			—	(59,860)
Repayments of long-term payables - other			(428,100)	(428,153)
Repayments of debentures			(975,500)	(940,000)
Repayments of long-term borrowings			(1,950,874)	(89,882)
Payments of dividends			(742,136)	(718,698)
Payments of interest on hybrid bonds			(14,766)	(14,766)
Repayments of lease liabilities			(412,666)	(443,238)
Acquisition of treasury shares			(426,664)	—
Transactions with non-controlling shareholders			(6,515)	(39,345)

			(4,957,221)	(2,733,942)

Net cash used in financing activities			(1,457,579)	(686,674)

Net increase (decrease) in cash and cash equivalents			113,895	(233,274)
Cash and cash equivalents at beginning of the year			1,270,824	1,506,699
Effects of exchange rate changes on cash and cash equivalents			(15,066)	(2,601)

Cash and cash equivalents at end of the year		~~W~~	1,369,653	1,270,824

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2020, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	21,624,120	26.78
National Pension Service	8,853,906	10.97
Institutional investors and other shareholders	39,582,507	49.02
Kakao Co., Ltd.	1,266,620	1.57
Treasury shares	9,418,558	11.66

	80,745,711	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entity”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

1.	Reporting Entity, Continued

(2)	List of subsidiaries

The list of subsidiaries as of December 31, 2020 and 2019 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2020	Dec. 31, 2019
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	Telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.(*2)	Korea	Telecommunication services	74.3	100.0
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	One Store Co., Ltd.(*3)	Korea	Telecommunication services	52.1	52.7
	SK Planet Co., Ltd.	Korea	Telecommunication services, system software development and supply services	98.7	98.7
	Eleven Street Co., Ltd.(*4)	Korea	E-commerce	80.3	80.3
	DREAMUS COMPANY	Korea	Manufacturing digital audio players and other portable media devices	51.4	51.4
	SK Infosec Co., Ltd.(*5)	Korea	Information security service	62.6	100.0
	Life & Security Holdings Co., Ltd.(*5,6)	Korea	Investment (Holdings company)	—	55.0
	Quantum Innovation Fund I	Korea	Investment	59.9	59.9
	SK Telecom Japan Inc.	Japan	Information gathering and consulting	100.0	100.0
	id Quantique SA(*7)	Switzerland	Quantum information and communications service	68.1	66.8
	SK Telecom TMT Investment Corp.	USA	Investment	100.0	100.0
	FSK L&S Co., Ltd.	Korea	Freight and logistics consulting business	60.0	60.0
	Incross Co., Ltd.	Korea	Media representative business	34.6	34.6
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.(*8)	Korea	Other telecommunication retail business	100.0	—
	Broadband Nowon Co., Ltd.(*6)	Korea	Cable broadcasting services	55.0	—
	T map Mobility Co., Ltd.(*6)	Korea	Mobility business	100.0	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2020 and 2019 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2020	Dec. 31, 2019
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co., Ltd.	Korea	Database and Internet website service	100.0	100.0
	SK Planet Global Holdings Pte. Ltd.	Singapore	Investment (Holdings company)	100.0	100.0
	SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
	K-net Culture and Contents Venture Fund	Korea	Capital investing in startups	59.0	59.0
Subsidiaries owned by DREAMUS COMPANY	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiaries	100.0	100.0
	iriver China Co., Ltd.	China	Sales and manufacturing of MP3 and 4	100.0	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales and manufacturing of e-book devices	100.0	100.0
	LIFE DESIGN COMPANY Inc.	Japan	Sales of goods in Japan	100.0	100.0
Subsidiary owned by SK Infosec Co., Ltd.	SKinfosec Information Technology(Wuxi) Co., Ltd.	China	System software development and supply services	100.0	100.0
	ADT CAPS Co., Ltd.	Korea	Unmanned security	100.0	100.0
	CAPSTEC Co., Ltd.	Korea	Manned security	100.0	100.0
	ADT SECURITY Co., Ltd.(*6)	Korea	Sales and trade of anti-theft devices and surveillance devices	—	100.0
Subsidiary owned by SK Telink Co., Ltd.	SK TELINK VIETNAM Co., Ltd.(*6)	Vietnam	Communications device retail business	—	100.0
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	SK stoa Co., Ltd.(*8)	Korea	Other telecommunication retail business	—	100.0
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC (*6, 9)	Korea	Investment	66.4	—
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	79.8	79.8
Subsidiary owned by id Quantique SA	Id Quantique LLC	Korea	Quantum information and communications service	100.0	100.0
Subsidiaries owned by FSK L&S Co., Ltd.	FSK L&S(Shanghai) Co., Ltd.	China	Logistics business	66.0	66.0
	FSK L&S(Hungary) Co., Ltd.	Hungary	Logistics business	100.0	100.0
	FSK L&S VIETNAM COMPANY LIMITED(*6)	Vietnam	Logistics business	100.0	—
Subsidiaries owned by Incross Co., Ltd.	Infra Communications Co., Ltd.	Korea	Service operation	100.0	100.0
	Mindknock Co., Ltd.	Korea	Software development	100.0	100.0
Others(*10)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2020 and 2019 is as follows, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)

On April 30, 2020, SK Broadband Co., Ltd. merged with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. to strengthen competitiveness and enhance synergy as a comprehensive media company. The Parent Company’s ownership interest of SK Broadband Co., Ltd. has changed as SK Broadband Co., Ltd. issued new shares to the shareholders of the merged companies as the consideration for the merger. The Parent Company has entered into a shareholders’ agreement with the acquiree’s shareholders and ~~W~~320,984 million of derivative financial liabilities are recognized for drag-along right of the acquiree’s shareholders and for call option of the Parent Company as of December 31, 2020. (See note 22)

(*3)	The ownership interest has changed as third-party share option of One Store Co., Ltd. was exercised during the year ended December 31, 2020.
(*4)

80.3% of the shares issued by Eleven Street Co., Ltd. are owned by the Parent Company and 18.2% of redeemable convertible preferred shares with voting rights by non-controlling shareholders. For the year ended December 31, 2019, Eleven Street Co., Ltd. acquired 1.5% of its outstanding shares from SK Planet Co., Ltd., which is currently held as treasury shares as of December 31, 2020. The Parent Company is obliged to guarantee dividend of at least 1% per annum of the preferred share’s issue price to the investor by the date on which Eleven Street Co., Ltd. is publicly listed or at the end of qualifying listing period, whichever occurs first. The present value of obligatory dividends amounting to ~~W~~14,297 million are recognized as financial liabilities as of December 31, 2020.

(*5)

SK Infosec Co., Ltd. merged with Life & Security Holdings Co., Ltd., a subsidiary of the Parent Company, to improve business management efficiency on December 30, 2020. The Group acquired 34,200,560 shares of SK Infosec Co., Ltd. based on the exchange ratio on December 30, 2020. As a result of merger, the Group’s ownership interest of SK Infosec Co., Ltd. has changed from 100% to 62.6%.

(*6)	Details of changes in the consolidation scope for year ended December 31, 2020 are presented in note 1-(4).
(*7)	The Parent Company participated in a third-party allotment offering and acquired 4,166,667 shares on July 23, 2020.
(*8)

The Parent Company acquired 3,631,355 shares (100%) of SK stoa Co., Ltd. from SK Broadband Co., Ltd., a subsidiary of the Parent Company, at ~~W~~ 40,029 million in cash during the year ended December 31, 2020.

(*9)	PanAsia Semiconductor Materials LLC increased its capital by a third-party allotment, which has changed the Group’s ownership interest for the year ended December 31, 2020.
(*10)	Others are owned by Atlas Investment and another subsidiary of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

1) Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2020 is as follows:

(In millions of won)
	As of December 31, 2020				2020
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	176,872	60,702	116,170	351,334	18,010
Eleven Street Co., Ltd.		999,225	542,534	456,691	545,556	(29,623)
SK m&service Co., Ltd.		129,738	74,962	54,776	214,949	2,759
SK Broadband Co., Ltd.		5,765,808	3,119,489	2,646,319	3,713,021	150,694
K-net Culture and Contents Venture Fund		377,683	65,896	311,787	—	(44,737)
PS&Marketing Corporation		470,521	257,809	212,712	1,427,218	(847)
SERVICE ACE Co., Ltd.		96,258	71,890	24,368	206,612	2,905
SERVICE TOP Co., Ltd.		69,496	51,584	17,912	195,479	2,592
SK O&S Co., Ltd.		88,663	54,012	34,651	278,948	778
SK Planet Co., Ltd.		536,981	214,846	322,135	276,462	1,305
DREAMUS COMPANY(*1)		172,443	76,642	95,801	226,329	(23,068)
SK Infosec Co., Ltd.(*2)		2,927,396	2,550,936	376,460	1,327,150	14,227
One Store Co., Ltd.		243,442	99,943	143,499	155,218	1,952
Home & Service Co., Ltd.		124,197	88,740	35,457	397,754	(20)
SK stoa Co., Ltd.		107,982	79,339	28,643	268,693	17,154
FSK L&S Co., Ltd.(*3)		66,117	35,192	30,925	205,623	3,022
Incross Co., Ltd.(*4)		179,308	104,778	74,530	39,440	12,307

(*1)	The condensed financial information of DREAMUS COMPANY is consolidated financial information including iriver Enterprise Ltd. and three other subsidiaries of DREAMUS COMPANY.
(*2)

The condensed financial information of SK Infosec Co., Ltd. is consolidated financial information including SKinfosec Information Technology (Wuxi) Co., Ltd. and two other subsidiaries of SK Infosec Co., Ltd. and including profit and loss which Life Security & Holdings Co., Ltd. recognized prior to the merger.

(*3)	The condensed financial information of FSK L&S Co., Ltd. is consolidated financial information including FSK L&S (Shanghai) Co., Ltd. and two other subsidiaries of FSK L&S Co., Ltd.
(*4)	The condensed financial information of Incross Co., Ltd. is consolidated financial information including Infra Communications Co., Ltd. and another subsidiary of Incross Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

2) Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2019 is as follows:

(In millions of won)
	As of December 31, 2019				2019
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.(*1)	~~W~~	265,725	77,378	188,347	363,627	3,010
Eleven Street Co., Ltd.		923,424	446,432	476,992	530,489	(5,077)
SK m&service Co., Ltd.		109,699	58,605	51,094	218,848	2,448
SK Broadband Co., Ltd.		4,565,732	2,930,482	1,635,250	3,170,691	47,701
K-net Culture and Contents Venture Fund		151,493	21,163	130,330	—	(294)
PS&Marketing Corporation		439,947	225,942	214,005	1,684,576	96
SERVICE ACE Co., Ltd.		80,844	55,133	25,711	206,080	3,906
SERVICE TOP Co., Ltd.		66,932	50,060	16,872	193,377	2,230
SK O&S Co., Ltd.		96,446	62,086	34,360	281,634	1,724
SK Planet Co., Ltd.		595,838	278,438	317,400	275,544	1,214
DREAMUS COMPANY(*2)		171,586	53,669	117,917	196,961	(48,006)
Life & Security Holdings Co., Ltd.(*3)		2,639,781	2,330,920	308,861	913,301	12,703
SK Infosec Co., Ltd. (*4)		158,424	61,644	96,780	270,423	18,520
One Store Co., Ltd.		236,329	93,625	142,704	135,116	(5,415)
Home & Service Co., Ltd.		121,202	84,378	36,824	351,154	(427)
SK stoa Co., Ltd.		70,754	59,207	11,547	196,063	875
FSK L&S Co., Ltd.(*5)		47,550	19,651	27,899	130,872	306
Incross Co., Ltd.(*6)		144,263	78,519	65,744	19,787	5,756

(*1)	The condensed financial information of SK Telink Co., Ltd. is consolidated financial information including SK TELINK VIETNAM Co., Ltd.
(*2)	The condensed financial information of DREAMUS COMPANY is consolidated financial information including iriver Enterprise Ltd. and three other subsidiaries of DREAMUS COMPANY.
(*3)

The condensed financial information of Life & Security Holdings Co., Ltd. is consolidated financial information including ADT CAPS Co., Ltd. and two other subsidiaries of Life & Security Holdings Co., Ltd.

(*4)	The condensed financial information of SK Infosec Co., Ltd. is consolidated financial information including SKinfosec Information Technology (Wuxi) Co., Ltd.
(*5)	The condensed financial information of FSK L&S Co., Ltd. is consolidated financial information including FSK L&S (Shanghai) Co., Ltd. and another subsidiary of FSK L&S Co., Ltd.
(*6)

The condensed financial information of Incross Co., Ltd. is consolidated financial information including Infra Communications Co., Ltd. and another subsidiary from the date of acquisition to December 31, 2019.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

1) The list of subsidiaries that were newly included in consolidation during the year ended December 31, 2020 is as follows:

Subsidiary	Reason
Broadband Nowon Co., Ltd.	Acquired by the Parent Company

FSK L&S VIETNAM COMPANY LIMITED	Established by FSK L&S Co., Ltd.

Pan Asia Semiconductor Materials LLC	Established by Quantum Innovation Fund I

T map Mobility Co., Ltd.	Spin-off from the Parent Company

2) The list of subsidiaries that were excluded from consolidation during the year ended December 31, 2020 is as follows:

Subsidiary	Reason
ADT SECURITY Co., Ltd.	Merged into ADT CAPS Co., Ltd.

SK TELINK VIETNAM Co., Ltd.	Disposed

Life & Security Holdings Co., Ltd.	Merged into SK Infosec Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

1.	Reporting Entity, Continued

(5)	The financial information of significant non-controlling interests of the Group as of and for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	DREAMUS COMPANY		One Store Co., Ltd.	Eleven Street Co., Ltd.	SK Infosec Co., Ltd.(*)	Incross Co., Ltd.	SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		48.6	47.4	18.2	37.4	55.2	24.9

	As of December 31, 2020
Current assets	~~W~~	146,278	215,672	896,828	306,520	165,668	1,179,743
Non-current assets		26,165	27,770	102,397	2,620,876	13,640	4,586,065
Current liabilities		(72,762)	(96,139)	(508,427)	(417,194)	(101,065)	(1,279,132)
Non-current liabilities		(3,880)	(3,804)	(34,107)	(2,133,742)	(3,713)	(1,840,357)
Net assets		95,801	143,499	456,691	376,460	74,530	2,646,319
Fair value adjustment and others		—	—	(14,297)	(1,227,442)	—	—
Net assets on the consolidated financial statements		95,801	143,499	442,394	(850,982)	74,530	2,646,319
Carrying amount of non-controlling interests		47,452	68,573	81,754	(318,267)	46,010	665,020

	2020
Revenue	~~W~~	226,329	155,218	545,556	1,327,150	39,440	3,713,021
Profit (loss) for the year		(23,068)	1,952	(29,623)	14,227	12,307	150,694
Depreciation of the fair value adjustment and others		—	—	(492)	(19,229)	—	—
Profit (loss) for the year on the consolidated financial statements		(23,068)	1,952	(30,115)	(5,002)	12,307	150,694
Total comprehensive income (loss)		(22,740)	2,278	(15,793)	(3,758)	12,145	151,417
Profit (loss) attributable to non-controlling interests		(10,770)	930	(5,565)	(12,432)	7,568	27,240
Net cash provided by operating activities	~~W~~	15,223	38,006	65,499	248,524	24,629	1,035,474
Net cash used in investing activities		(2,471)	(62,816)	(71,644)	(229,130)	(2,284)	(844,454)
Net cash provided by (used in) financing activities		(2,329)	(2,499)	(18,059)	11,134	(4,278)	(93,259)
Effects of exchange rate changes on cash and cash equivalents		(2,053)	—	(385)	(554)	—	—
Net increase (decrease) in cash and cash equivalents		8,370	(27,309)	(24,589)	29,974	18,067	97,761
Dividends paid to non-controlling interests during the year ended December 31, 2020	~~W~~	—	—	5,000	17,273	—	—

(*)	The condensed financial information of SK Infosec Co., Ltd. includes profit and loss, cash flows which Life Security & Holdings Co., Ltd. recognized prior to the merger.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

1	Reporting Entity, Continued

(5)	The financial information of significant non-controlling interests of the Group as of and for the years ended December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)
	DREAMUS COMPANY		One Store Co., Ltd.	Eleven Street Co., Ltd.	Life & Security Holdings Co., Ltd.	Incross Co., Ltd.
Ownership of non-controlling interests (%)		48.6	47.3	18.2	45.0	65.4

	As of December 31, 2019
Current assets	~~W~~	136,269	208,527	779,568	126,437	133,741
Non-current assets		35,317	27,802	143,856	2,513,344	10,522
Current liabilities		(49,776)	(88,842)	(420,022)	(279,403)	(77,530)
Non-current liabilities		(3,893)	(4,783)	(26,410)	(2,051,517)	(989)
Net assets		117,917	142,704	476,992	308,861	65,744
Fair value adjustment and others		—	—	(18,805)	(1,219,701)	—
Net assets on the consolidated financial statements		117,917	142,704	458,187	(910,840)	65,744
Carrying amount of non-controlling interests		57,175	67,742	84,673	(409,878)	41,074

	2019
Revenue	~~W~~	196,961	135,116	530,489	913,301	19,787
Profit (loss) for the year		(48,006)	(5,415)	(5,077)	12,703	5,756
Depreciation of the fair value adjustment and others		—	—	(614)	(14,913)	—
Profit (loss) for the year on the consolidated financial statements		(48,006)	(5,415)	(5,691)	(2,210)	5,756
Total comprehensive income (loss)		(47,971)	(5,856)	(13,590)	(5,413)	5,396
Profit (loss) attributable to non-controlling interests		(23,281)	(2,256)	(1,064)	(978)	3,630
Net cash provided by (used in) operating activities	~~W~~	(1,387)	14,426	7,980	238,378	(9,331)
Net cash provided by (used in) investing activities		(2,596)	(87,275)	102,366	(194,472)	5,053
Net cash provided by (used in) financing activities		(2,965)	96,189	(72,686)	(51,129)	(4,644)
Effects of exchange rate changes on cash and cash equivalents		197	2	35	—	—
Net increase (decrease) in cash and cash equivalents		(6,751)	23,342	37,695	(7,223)	(8,922)
Dividends paid to non-controlling interests during the year ended December 31, 2019	~~W~~	—	—	17,500	28,786	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

2.	Basis of Preparation

These consolidated financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies, Etc in the Republic of Korea.

The accompanying consolidated financial statements comprise the Group and the Group’s investments in associates and joint ventures.

The consolidated financial statements were authorized for issuance by the Board of Directors on February 2, 2021, which will be submitted for approval at the shareholders’ meeting to be held on March 25, 2021.

(1)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss (“FVTPL”);

•	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

•	liabilities (assets) for defined benefit plans recognized at the total present value of defined benefit obligations less the net of the fair value of plan assets

(2)	Functional and presentation currency

Financial statements of Group entities within the Group are prepared in functional currency of each group entity, which is the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(3)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in notes for the following areas: consolidation (whether the Group has de facto control over an investee), and determination of stand-alone selling prices.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

2.	Basis of Preparation, Continued

(3)	Use- of estimates and judgments, Continued

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: loss allowance (notes 7 and 37), estimated useful lives of costs to obtain a contract (notes 8), property and equipment and intangible assets (notes 4 (7), (9), 14 and 17), impairment of goodwill (notes 4 (11) and 16), recognition of provision (notes 4 (16) and 20), measurement of defined benefit liabilities (notes 4 (15) and 21), and recognition of deferred tax assets (liabilities) (notes 4 (23) and 33).

3) Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 22 and note 37.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

3.	Changes in Accounting Policies

The Group has initially adopted the amendments to the ’Definition of a Business’(Amendments to K-IFRS No. 1103, Business Combination) and ‘Interest Rate Benchmark Reform’(Amendments to K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instrument – Recognition and Measurement, K-IFRS No. 1107, Financial Instruments – Disclosures) from January 1, 2020. A number of other amended standards are effective from January 1, 2020, but they do not have a material effect on the Group’s consolidated financial statements.

The Group applied Definition of a Business (Amendments to K-IFRS No. 1103) to business combinations whose acquisition dates are on or after January 1, 2020 in assessing whether it had acquired a business or a group of assets. Details of the accounting policies are summarized in Note 4 (2).

The Group applied the interest rate benchmark reform amendments retrospectively to hedging relationships that existed at January 1, 2020 or were designated thereafter and that are directly affected by interest rate benchmark reform. The amendment also applied to the gain or loss accumulated in the cash flow hedging reserve that existed at January 1, 2020. The details of the accounting policies are disclosed in Note 4 (6). See also Note 37 for related disclosures about risks and hedge accounting.

During the annual period ended December 31, 2020, the Group changed its accounting policy by applying agenda decision, Lease Term and Useful Life of Leasehold Improvements (IFRS 16 Leases and IAS 16 Property, Plant and Equipment)—November 2019, published by International Financial Reporting Interpretations Committee (“IFRIC”) on December 16, 2019.

Prior to the change in accounting policy, the Group determined the lease term based on the assumption that the right to extent or terminate the lease is no longer enforceable if a lease contract requires the counterparty’s consent to be extended. The Group now determines the lease term as the non-cancellable period of a lease, together with both: periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. In the assessing the periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option, the Company considered if it would incur a penalty on termination that is more than insignificant.

The Group has retrospectively applied the changes in its accounting policies in connection with the IFRIC agenda decision in accordance with K-IFRS No. 1008 Accounting Policies, Changes in Accounting Estimates and Errors and restated its comparative consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

3.	Changes in Accounting Policies, Continued

The following table summarizes the impacts of the change in accounting policies on the Group’s consolidated financial statements on the current and prior periods.

(1)	Consolidated statements of financial position

(In millions of won)
(Unaudited)	As of September 30, 2020 (*)
	As reported		Adjustments	Restated
Assets
Accounts receivable – other, net	~~W~~	1,225,398	12,919	1,238,317
Prepaid expenses and others		3,511,068	(13,086)	3,497,982
Property and equipment, net		12,190,268	827,569	13,017,837

	~~W~~	16,926,734	827,402	17,754,136

Liabilities
Accrued expenses	~~W~~	1,557,433	(273)	1,557,160
Provisions		130,181	24,279	154,460
Lease liabilities		641,334	818,652	1,459,986
Deferred tax liabilities		2,733,327	(4,061)	2,729,266

	~~W~~	5,062,275	838,597	5,900,872

Shareholder’s Equity
Retained earnings	~~W~~	22,595,716	(11,195)	22,584,521

(*)

Subsequent to the adoption of the change in accounting policy, the Group does not maintain the information necessary to prepare financial statements using the previous accounting policy. Therefore, the Group presented the impact on unaudited interim financial information using available information.

(In millions of won)
	As of December 31, 2019
	As reported		Adjustments	Restated
Assets
Accounts receivable – other, net	~~W~~	1,250,098	5,074	1,255,172
Prepaid expenses and others		3,619,033	(13,506)	3,605,527
Property and equipment, net		12,334,280	599,180	12,933,460

	~~W~~	17,203,411	590,748	17,794,159

Liabilities
Accrued expenses	~~W~~	1,515,300	(415)	1,514,885
Provisions		143,229	21,932	165,161
Lease liabilities		712,740	578,267	1,291,007
Deferred tax liabilities		2,466,295	(2,434)	2,463,861

	~~W~~	4,837,564	597,350	5,434,914

Shareholder’s Equity
Retained earnings	~~W~~	22,235,285	(6,602)	22,228,683

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

3.	Changes in Accounting Policies, Continued

(1)	Consolidated statements of financial position, Continued

(In millions of won)	As of January 1, 2019
	As reported(*)		Adjustments	Restated
Assets
Accounts receivable – other, net	~~W~~	1,243,245	12,803	1,256,048
Prepaid expenses and others		2,944,245	(39,010)	2,905,235
Property and equipment, net		11,371,690	218,320	11,590,010

	~~W~~	15,559,180	192,113	15,751,293

Liabilities
Accrued expenses	~~W~~	1,357,339	(1,388)	1,355,951
Provisions		187,208	20,319	207,527
Lease liabilities		663,827	180,456	844,283
Deferred tax liabilities		2,260,433	(1,881)	2,258,552

	~~W~~	4,468,807	197,506	4,666,313

Shareholder’s Equity
Retained earnings	~~W~~	22,120,355	(5,393)	22,114,962

(*)	Includes impact of initial adoption of K-IFRS No.1116.

(2)	Consolidated statement of income

(In millions of won)	For the nine-month period ended September 30, 2020 (*)
(Unaudited)	As reported		Adjustments	Restated
Operating revenue	~~W~~	13,784,051	1,322	13,785,373
Operating expenses:
Depreciation and amortization		2,948,492	40,383	2,988,875
Rent		148,437	(31,272)	117,165
Leased lines		206,577	(1,857)	204,720
Others		9,457,494	—	9,457,494

		12,761,000	7,254	12,768,254

Operating profit		1,023,051	(5,932)	1,017,119
Finance income		90,985	46	91,031
Finance costs		324,952	7,780	332,732
Other non-operating income		55,506	(641)	54,865
Other non-operating expenses		78,309	(8,087)	70,222
Gain relating to investments in subsidiaries, associates and joint ventures, net		673,800	—	673,800

Profit before income tax	~~W~~	1,440,081	(6,220)	1,433,861
Income tax expense		305,405	(1,907)	303,498

Profit for the year	~~W~~	1,134,676	(4,313)	1,130,363

Earnings per share:
Basic earnings per share (in won)	~~W~~	15,218	(59)	15,159
Diluted earnings per share (in won)		15,215	(59)	15,156

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

3.	Changes in Accounting Policies, Continued

(2)	Consolidated statement of income, Continued

(*)

Subsequent to the adoption of the change in accounting policy, the Group does not maintain the information necessary to continue to prepare financial statements using the previous accounting policy. Therefore, the Group presented the impact on unaudited interim financial information using available information.

(In millions of won)	2019
	As reported		Adjustments	Restated
Operating revenue	~~W~~	17,743,702	(2,986)	17,740,716
Operating expenses:
Depreciation and amortization		3,771,486	85,176	3,856,662
Rent		231,934	(77,091)	154,843
Leased lines		272,616	(9,249)	263,367
Others		12,357,686	(19)	12,357,667

		16,633,722	(1,183)	16,632,539

Operating profit		1,109,980	(1,803)	1,108,177
Finance income		141,977	178	142,155
Finance costs		429,758	8,197	437,955
Other non-operating income		103,140	(409)	102,731
Other non-operating expenses		212,227	(8,577)	203,650
Gain relating to investments in subsidiaries, associates and joint ventures, net		449,543	—	449,543

Profit before income tax	~~W~~	1,162,655	(1,654)	1,161,001
Income tax expense		300,713	(445)	300,268

Profit for the year	~~W~~	861,942	(1,209)	860,733

Earnings per share:
Basic earnings per share (in won)	~~W~~	12,144	(17)	12,127
Diluted earnings per share (in won)		12,144	(17)	12,127

(3)	Consolidated statement changes in equity

The consolidated statement of changes in equity has been restated as a result of restated consolidated statement of financial position and statement of income.

(4)	Consolidated statements of cash flows

(In millions of won)	For the nine-month period ended September 30, 2020 (*1)
(Unaudited)	As reported		Adjustments	Restated
Cash flows from operating activities(*2)	~~W~~	4,525,676	21,102	4,546,778
Cash flows from investing activities		(3,047,428)	—	(3,047,428)
Cash flows from financing activities(*3)		(870,621)	(21,102)	(891,723)

(*1)

Subsequent to the adoption of the change in accounting policy, the Group does not maintain the information necessary to continue prepare financial statements using the previous accounting policy. Therefore, the Group presented the impact on unaudited interim financial information using available information.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

3.	Changes in Accounting Policies, Continued

(4)	Consolidated statements of cash flows, Continued

(*2)	Adjustments within operating activities are mainly due to increase in depreciation expense and decrease in prepaid expense.
(*3)	The effect of changes in accounting policies resulted in an increase in repayment of lease liabilities from ~~W~~292,441 million to ~~W~~313,543 million.

(In millions of won)
	2019
	As reported	Adjustments	Restated
Cash flows from operating activities(*1)	~~W~~ 3,986,082	48,902	4,034,984
Cash flows from investing activities(*2)	(3,582,523)	939	(3,581,584)
Cash flows from financing activities(*3)	(636,834)	(49,840)	(686,674)

(*1)	Adjustments within operating activities are mainly due to increase in depreciation expense and decrease in prepaid expense.
(*2)	The effect of changes in accounting policies resulted in an increase in lease receivables from ~~W~~26,773 million to ~~W~~27,712 million.
(*3)	The effect of changes in accounting policies resulted in an increase in repayment of lease liabilities from ~~W~~393,398 million to ~~W~~443,238 million.

4.	Significant Accounting Policies

The significant accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with K-IFRS are included below. The significant accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2019, except for the changes in accounting policies described in note 3.

(1)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has five reportable segments as described in note 5. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(2)	Basis of consolidation

1) Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Consideration transferred is generally measured at fair value, as are the identifiable net assets acquired. The amount of consideration in excess of the fair value of identifiable net assets acquired is recognized as goodwill. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received, except if related to the costs to issue debt or equity securities recognized based on K-IFRS No. 1032 and 1109.

Consideration transferred does not include the amount settled in relation to the pre-existing relationship. Such amounts are generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration through profit or loss.

2) Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

3) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

4) Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

5) Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures. An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement has rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

6) Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

7) Business combinations under common control

SK Holdings Co., Ltd. is the ultimate controlling entity of the Group. The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are initially recognized at the acquisition cost and subsequently measured using the weighted average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted based on the physical inventory counts performed at the period end. When the net realizable value of inventories is less than cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current period as operating expenses.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets

1) Recognition and initial measurement

Accounts receivable – trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable – trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable – trade without a significant financing component is initially measured at the transaction price.

2) Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

•	FVTPL

•	FVOCI – equity investment

•	FVOCI – debt investment

•	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2) Classification and subsequent measurement, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The following accounting policies are applied to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

3) Impairment

The Group estimates the expected credit losses (ECL) for the debt instruments measured at amortized cost and FVOCI based on the Group’s historical experience and informed credit assessment that includes forward-looking information. The impairment approach is decided based on the assessment of whether the credit risk of a financial asset has increased significantly since initial recognition. However, the Group applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for accounts receivable – trade and lease receivables from the initial recognition.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

At each reporting date, the Group assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the transferred assets.

4) Derecognition

Financial assets are derecognized if the Group’s contractual rights to the cash flows from the financial assets expire or if the Group transfers the financial asset to another party without retaining control or transfers substantially all of the risks and rewards of asset.

The transferred assets are not derecognized when the Group enters into transactions whereby it transfers assets recognized in its statement of financial position but retains substantially all of the risks and rewards of the transferred assets.

5) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position when the Group currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

A financial asset and a financial liability are offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments and hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designates derivatives as hedging instruments to hedge the variability in cash flow associated with highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Hedges directly affected by interest rate benchmark reform

For the purpose of evaluating whether there is an economic relationship between the hedged items and the hedging instruments, the Group assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Group assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect profit and loss. In determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur, the Group assumes that the interest rate benchmark cash flows designated as a hedge will not be altered as a result of interest rate benchmark reform.

The Group will cease applying the specific policy for assessing the economic relationship between the hedged item and the hedging instrument (i) to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the respective item or instrument or (ii) when the hedging relationship is discontinued.

For its highly probable assessment of the hedged item, the Group will no longer apply the specific policy when the uncertainty arising from interest rate benchmark reform about the timing and the amount of the interest rate benchmark-based future cash flows of the hedged item is no longer present, or when the hedging relationship is discontinued.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments and hedge accounting, Continued

1) Hedge accounting, Continued

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2) Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

(7)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(7)	Property and equipment, Continued

The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15, 30
Other property and equipment	2 ~10

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(8)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets, and assets that are ready for their intended use or sale when acquired are not qualifying assets either.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period do not exceed the amount of borrowing costs incurred during the period.

(9)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Intangible assets, except for goodwill, are amortized on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships and brand are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and, therefore, not amortized.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(9)	Intangible assets, Continued

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 10
Land usage rights	5
Industrial rights	5, 10
Development costs	3 ~ 5
Facility usage rights	10, 20
Customer relations	3 ~ 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(10)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

1) Grants related to assets

Government grants whose primary condition is that the Group purchases, constructs, or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

2) Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4	Significant Accounting Policies, Continued

(11)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets other than contract assets recognized for revenue arising from contracts with a customer, assets recognized for the costs to obtain or fulfill a contract with a customer, employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Group estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4	Significant Accounting Policies, Continued

(12)	Leases

A contract is or contains, a lease if the contract transfers a right to control the identified asset for a period of time in exchange for consideration.

1) As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension of termination option of if there is a revised in-substance fixed lease payment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4	Significant Accounting Policies, Continued

(12)	Leases, Continued

1) As a lessee, Continued

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ in the statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with lease as an expense on a straight-line basis over the lease term.

2) As a lessor

At inception or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operation lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, is accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Group applies K-IFRS No. 1115 to allocate the consideration in the contract.

The Group applies derecognition and impairment requirements in K-IFRS No. 1109 to the net investment in the lease. The Group further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4	Significant Accounting Policies, Continued

(13)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(14)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liabilities.

1) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3) Derecognition of financial liability

The Group extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Group recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid (including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4	Significant Accounting Policies, Continued

(15)	Employee benefits

1) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

2) Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3) Retirement benefits: defined contribution plans

When an employee has rendered a service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4) Retirement benefits: defined benefit plans

At the end of reporting period, defined benefit liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(15)	Employee benefits, Continued

5) Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(16)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(17)	Transactions in foreign currencies

1) Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for the differences arising on the retranslation of available-for-sale equity instruments.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(17)	Transactions in foreign currencies, Continued

2) Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the closing rate at the reporting date.

When a foreign operation is disposed, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(18)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Parent Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

(19)	Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(20)	Share-based Payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Group measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(20)	Share-based Payment, Continued

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period during which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the liability are recognized in profit or loss.

(21)	Revenue

1) Identification of performance obligations in contracts with customers

The Group identifies the distinct services or goods as performance obligations in contracts with customers such as (1) providing wireless telecommunications services, (2) sale of handsets and (3) providing other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Group allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2) Allocation of the transaction price to each performance obligation

The Group allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Group uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service. As an exception, the Group uses “expected cost plus a margin approach” for insignificant transactions.

3) Incremental costs of obtaining a contract

The Group pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Group’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers and, therefore, the Group capitalizes certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods.

4) Customer loyalty programs

The Group provides customer loyalty points to customers based on the usage of the service to which the Group allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount to be allocated to the loyalty program is measured according to the relative stand-alone selling price of the customer loyalty points. The amount allocated to the loyalty program is deferred as a contract liability and is recognized as revenue when loyalty points are redeemed.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(21)	Revenue, Continued

5) Consideration payable to a customer

Based on the subscription contract, a customer who uses the Group’s wireless telecommunications services may receive a discount for purchasing goods or services from a designated third party. The Group pays a portion of the price discounts that the customer receives to the third party which is viewed as consideration payable to a customer.

The Group accounts for the amounts payable to the third party as a reduction of the wireless telecommunications service revenue.

(22)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures is recognized as it accrues in profit or loss using the effective interest rate method.

(23)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

The Group pays income tax in accordance with the tax-consolidation system when the Parent Company and its subsidiaries are economically unified.

1) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(23)	Income taxes, Continued

2) Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Group and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Group reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized, or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Group has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

3) Uncertainty over income tax treatments

The Group assesses the uncertainty over income tax treatments pursuant to K-IFRS No. 1012. If the Group concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Group reflects the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

•	The most likely amount: the single most likely amount in a range of possible outcomes.

•	The expected value: the sum of the probability-weighted amounts in a range of possible outcomes.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(24)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(25)	Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2020 and earlier application is permitted. However, the Group has not adopted the following new standards early in preparing the accompanying consolidated financial statements.

Interest Rate Benchmark Reform — Phase 2

(Amendments to K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instrument-Recognition and Measurement, K-IFRS No. 1107, Financial Instruments-Disclosures, K-IFRS No. 1104 Insurance Contracts and K-IFRS No. 1116, Leases)

The amendments address issues that might affect financial reporting as a result of the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate. The amendments provide practical relief from certain requirements in K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instrument-Recognition and Measurement, K-IFRS No. 1107, Financial Instruments-Disclosures, K-IFRS No. 1104 Insurance Contracts and K-IFRS No. 1116, Lease.

The amendments will require the Group to account for a change in the basis for determining the contractual cash flows of a financial asset or financial liability that is required by interest rate benchmark reform by updating the effective interest rate of the financial asset or financial liability.

As of December 31, 2020, the Group has LIBOR floating rate notes amounting to ~~W~~326,400 million that will be subject to IBOR reform. The Group has not determined an alternative interest rate benchmark to LIBOR for these notes as of December 31, 2020 and these amendments are not expected to have a significant impact on the Group’s statement of income.

The amendments provide exceptions to the hedge accounting requirements in the following areas.

•	Allow amendment of the designation of a hedging relationship to reflect changes that are required by the reform.

•

When a hedged item in a cash flow hedge is amended to reflect the changes that are required by the reform, the amount accumulated in the cash flow hedge reserve will be deemed to be based on the alternative benchmark rate on which the hedged future cash flows are determined.

•

When a group of items is designated as a hedged item and an item in the Group is amended to reflect the changes that are required by the reform, the hedged items are allocated to sub- groups based on the benchmark rates being hedged.

•

If an entity reasonably expects that an alternative benchmark rate will be separately identifiable within a period of 24 months, it is not prohibited from designating the rate as a non-contractually specified risk component if it is not separately identifiable at the designation date.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(25)	Standards issued but not yet effective, Continued

As of December 31, 2020, the Group has cash flow hedges of LIBOR risk. The Group has not identified the alternative interest rate benchmark to LIBOR for indexation of the hedged items and hedging instruments. When LIBOR is replaced by the alternative interest rate, the Group expects to apply the amendments related to hedge accounting. However, there is uncertainty about when and how replacement may occur. When the change occurs to the hedged item or the hedging instrument, the Group will remeasure the cumulative change in fair value of the hedged item or the fair value of the interest rate swap, respectively, based on the alternative interest rate to LIBOR. Hedging relationships may experience hedge ineffectiveness if there is a timing or other mismatch between the transition. The Group does not expect that the amounts accumulated in the cash flow hedge reserve will be immediately reclassified to profit or loss because of IBOR transition.

The amendments will require the Group to disclose additional information about the Group’s exposure to risks arising from interest rate benchmark reform and related risk management activities.

The Group plans to apply the amendments from January 1, 2021. Application will not impact amounts reported for 2020 or prior periods.

The following new and amended standards are not expected to have a significant impact on the Group’s separate financial statements.

•	COVID-19-Related Rent Concessions (Amendment to K-IFRS No. 1116).

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to K-IFRS No. 1016).

•	Reference to Conceptual Framework (Amendments to K-IFRS No. 1103).

•	Classification of Liabilities as Current or Non-current (Amendments to K-IFRS No. 1001).

•	K-IFRS No. 1117 Insurance Contracts and amendments to K-IFRS No. 1117 Insurance Contracts.

5.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides independent services and merchandise. The Group’s reportable segments are cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; security services, which include unmanned security services, manned security services and system software development; commerce services, the open marketplace platform; and all other businesses, which include the Group’s internet portal services and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

5.	Operating Segments, Continued

(1)	Segment information for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020
	Cellular services		Fixed-line telecommu- nication services	Security services	Commerce services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	13,853,274	4,467,863	1,332,363	814,250	1,186,015	21,653,765	(3,029,114)	18,624,651
Inter-segment revenue		1,557,590	1,062,187	85,846	21,399	302,092	3,029,114	(3,029,114)	—
External revenue		12,295,684	3,405,676	1,246,517	792,851	883,923	18,624,651	—	18,624,651
Depreciation and amortization		2,892,460	874,562	210,092	35,742	62,403	4,075,259	(84,176)	3,991,083
Operating profit (loss)		1,031,887	258,973	137,830	11,000	(21,299)	1,418,391	(69,067)	1,349,324
Finance income and costs, net									(255,997)
Gain relating to investments in subsidiaries, associates and joint ventures, net									1,028,403
Other non-operating income and expense, net									(244,690)
Profit before income tax									1,877,040

(In millions of won)
	2019
	Cellular services		Fixed-line telecommu- nication services(*)	Security services(*)	Commerce services(*)	Others(*)	Sub-total	Adjustments	Total
Total revenue	~~W~~	13,787,009	3,944,260	1,183,724	726,552	1,069,685	20,711,230	(2,970,514)	17,740,716
Inter-segment revenue		1,609,467	1,004,193	74,247	15,899	266,708	2,970,514	(2,970,514)	—
External revenue		12,177,542	2,940,067	1,109,477	710,653	802,977	17,740,716	—	17,740,716
Depreciation and amortization		2,828,285	792,334	193,247	35,939	63,765	3,913,570	(56,908)	3,856,662
Operating profit (loss)		963,207	144,739	153,843	1,840	(77,892)	1,185,737	(77,560)	1,108,177
Finance income and costs, net									(295,800)
Gain relating to investments in subsidiaries, associates and joint ventures, net									449,543
Other non-operating income and expense, net									(100,919)
Profit before income tax									1,161,001

(*)

During the year ended December 31, 2019, due to the change in the categorization of information reviewed by the chief operating decision maker in 2019, the Group reclassified SK stoa Co., Ltd. from Fixed-line telecommunication Service segment to Commerce Services segment. In addition, operating segment for Life & Security Holdings Co., Ltd. and SK Infosec Co., Ltd. was separately presented as a reportable segment (Security Services) and no longer included in Others segment.

In addition, as a result of change in accounting policy in connection with the determination of lease term (note 3), the Group restated the segment information for the year ended December 31, 2019.

Since there are no intersegment sales of inventory or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its businesses in Korea and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the years ended December 31, 2020 and 2019.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

5.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)
		2020		2019
Goods and Services transferred at a point in time:
Cellular revenue	Goods(*1)	~~W~~	975,247	1,142,868
Fixed-line telecommunication revenue	Goods		90,459	145,314
Commerce services revenue	Goods		71,519	56,699
	Commerce		218,468	151,690
Security services revenue	Goods		136,504	79,732
Other revenue	Goods		60,002	86,793
	Products		37,657	44,336
	Others(*2)		505,076	497,768

			2,094,932	2,205,200

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		9,801,194	9,532,377
	Cellular interconnection		472,215	494,267
	Other(*4)		1,047,028	1,008,030
Fixed-line telecommunication revenue	Fixed-line service		215,827	224,453
	Cellular interconnection		85,130	92,396
	Internet Protocol Television(*5)		1,623,095	1,285,831
	International calls		160,293	137,902
	Internet service and miscellaneous(*6)		1,230,872	1,054,171
Commerce services revenue	Commerce service		502,864	502,264
Security services revenue	Service(*7)		1,110,013	1,029,745
Other revenue	Miscellaneous(*2)		281,188	174,080

			16,529,719	15,535,516

		~~W~~	18,624,651	17,740,716

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.
(*2)	Miscellaneous other revenue includes revenue from considerations received for the development and maintenance of system software, and digital contents platform services.
(*3)	Wireless service includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.
(*4)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.
(*5)	IPTV service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

5.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows, Continued:

(*6)	Internet service includes revenue from the high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.
(*7)	Security service includes revenue from rendering security services.

6.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2020 and 2019 are summarized as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Short-term financial instruments(*)	~~W~~	98,057	95,034
Long-term financial instruments(*)		890	988

	~~W~~	98,947	96,022

(*)

Financial instruments include charitable trust fund established by the Group where profits from the fund are donated to charitable institutions. As of December 31, 2020, the funds cannot be withdrawn before maturity.

7.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2020 and 2019 are as follows:

(In millions of won)	December 31, 2020
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,453,149	(264,256)	2,188,893
Short-term loans		98,366	(902)	97,464
Accounts receivable – other(*)		1,034,119	(55,075)	979,044
Accrued income		3,418	(166)	3,252
Guarantee deposits (Other current assets)		112,733	—	112,733

		3,701,785	(320,399)	3,381,386
Non-current assets:
Long-term loans		84,355	(44,122)	40,233
Long-term accounts receivable – other(*)		332,803	—	332,803
Guarantee deposits		172,774	(300)	172,474
Long-term accounts receivable – trade (Other non-current assets)		25,702	(242)	25,460

		615,634	(44,664)	570,970

	~~W~~	4,317,419	(365,063)	3,952,356

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2020 include ~~W~~ 517,175 million of financial instruments classified as FVTPL.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

7.	Trade and Other Receivables, Continued

(1)	Details of trade and other receivables as of December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)	December 31, 2019
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,480,419	(249,440)	2,230,979
Short-term loans		66,706	(583)	66,123
Accounts receivable – other(*)		951,888	(48,379)	903,509
Accrued income		3,977	(166)	3,811
Guarantee deposits (Other current assets)		145,039	—	145,039

		3,648,029	(298,568)	3,349,461
Non-current assets:
Long-term loans		81,231	(47,471)	33,760
Long-term accounts receivable – other(*)		351,663	—	351,663
Guarantee deposits		164,951	(299)	164,652
Long-term accounts receivable – trade (Other non-current assets)		16,977	(61)	16,916

		614,822	(47,831)	566,991

	~~W~~	4,262,851	(346,399)	3,916,452

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2019 include ~~W~~ 532,225 million of financial instruments classified as FVTPL.

(2)	Changes in the loss allowance on accounts receivable – trade measured at amortized costs during the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	Beginning balance		Impairment	Write-offs(*)	Collection of receivables previously written-off	Business combination and others	Ending Balance
2020	~~W~~	249,501	48,625	(48,278)	12,771	1,879	264,498
2019		260,157	28,841	(55,756)	14,772	1,487	249,501

(*)	The Group writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

7.	Trade and Other Receivables, Continued

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classified the accounts receivable – trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable – trade as of December 31, 2020 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate		2.04%	70.29%	86.21%	99.18%
	Gross amount	~~W~~	1,400,316	49,583	127,275	25,195
	Loss allowance		28,574	34,854	109,727	24,988

Other revenue	Expected credit loss rate		2.82%	77.52%	61.76%	56.19%
	Gross amount	~~W~~	802,081	6,753	8,250	59,398
	Loss allowance		22,652	5,235	5,095	33,373

As the Group is a wireless and fixed-line telecommunications service provider, the Group’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Group is not exposed to significant credit concentration risk as the Group regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

8.	Prepaid expenses

The Group pays commissions to its retail stores and authorized dealers for wireless and fixed-line telecommunication services. The Group capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers.

(1)	Details of prepaid expenses as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Current assets:
Incremental costs of obtaining contracts	~~W~~	2,016,570	1,897,233
Others		111,779	121,457

		2,128,349	2,018,690

Non-current assets:
Incremental costs of obtaining contracts		982,952	1,152,748
Others		80,759	87,117

	~~W~~	1,063,711	1,239,865

(2)	Incremental costs of obtaining contracts

The amortization and impairment losses in connection with incremental costs of obtaining contracts recognized during the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Amortization and impairment losses recognized	~~W~~	2,418,947	2,193,333

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

9.	Contract assets and liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Group allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Group recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Contract assets:
Allocation of consideration between performance obligations	~~W~~	148,281	191,858
Contract liabilities:
Wireless service contracts		22,026	20,393
Customer loyalty programs		16,709	21,945
Fixed-line service contracts		106,916	65,315
Security services		30,597	32,026
Others		84,348	83,777

	~~W~~	260,596	223,456

(2)

The amount of revenue recognized during the year ended December 31, 2020 related to the contract liabilities carried forward from the prior period is ~~W~~142,144 million and during the year ended December 31, 2019 related to the contract liabilities carried forward from the prior period is ~~W~~ 117,409 million. Details of revenue expected to be recognized from contract liabilities as of December 31, 2020 are as follows:

(In millions of won)
	Less than 1 year		1 ~ 2 years	More than 2 years	Total
Wireless service contracts	~~W~~	22,026	—	—	22,026
Customer loyalty programs		13,704	2,123	882	16,709
Fixed-line service contracts		91,966	9,687	5,263	106,916
Security services		22,953	5,764	1,880	30,597
Others		79,243	1,798	3,307	84,348

	~~W~~	229,892	19,372	11,332	260,596

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

10.	Inventories

(1)	Details of inventories as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020				December 31, 2019
	Acquisition cost		Write-down	Carrying amount	Acquisition cost	Write-down	Carrying amount
Merchandise	~~W~~	172,762	(10,566)	162,196	162,485	(14,557)	147,928
Finished goods		3,730	(1,879)	1,851	4,264	(2,265)	1,999
Work in process		2,579	(818)	1,761	2,674	(539)	2,135
Raw materials		11,921	(6,905)	5,016	12,369	(7,967)	4,402
Supplies		619	—	619	7,112	(694)	6,418

	~~W~~	191,611	(20,168)	171,443	188,904	(26,022)	162,882

(2)

Inventories recognized as operating expenses for the years ended December 31, 2020 and 2019 are ~~W~~1,385,016 million and ~~W~~1,498,249 million, respectively, which are included in the cost of goods sold. In addition, valuation losses on inventories which are included in the cost of goods sold amount to ~~W~~418 million and ~~W~~15,460 million during the years ended December 31, 2020 and 2019, respectively. Write-downs included in other operating expenses during the years ended December 31, 2020 and 2019 are ~~W~~364 million and ~~W~~2,140 million, respectively.

11.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	Category	December 31, 2020		December 31, 2019
Beneficiary certificates	FVTPL	~~W~~	150,392	166,666

(2)	Details of long-term investment securities as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	Category		December 31, 2020		December 31, 2019
Equity instruments	FVOCI	(*)	~~W~~	1,454,361	710,272
	FVTPL			67,833	1,011

				1,522,194	711,283
Debt instruments	FVOCI			1,080	4,627
	FVTPL			125,563	141,305

				126,643	145,932

			~~W~~	1,648,837	857,215

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

11.	Investment Securities, Continued

(2)	Details of long-term investment securities as of December 31, 2020 and 2019 are as follows, Continued:

(*)

The Group designated investment in equity instruments that are not held for trading as financial assets at FVOCI, the amounts to those FVOCI as of December 31, 2020 and 2019 are ~~W~~1,454,361 million and ~~W~~ 710,272 million, respectively. During the year ended December 31, 2019, the Group disposed of 6,109,000 common shares issued by Hana Financial Group Inc. in exchange for ~~W~~ 221,146 million in cash. The valuation gain on financial assets at FVOCI of ~~W~~30,073 million was reclassified from reserves to retained earnings. Also, the Group acquired 2,177,401 shares of Kakao Co., Ltd. in exchange for ~~W~~302,321 million in cash and designated the investments as financial assets at FVOCI. In relation to this transaction, the Parent Company disposed 1,266,620 of its treasury shares to Kakao Co., Ltd. in exchange for ~~W~~300,000 million in cash. (See note 24) As this transaction is considered as a forward transaction, the Group recognized ~~W~~28,787 million of gain of settlement of derivatives, the difference of fair value between the contract date and the transaction date.

12.	Business Combinations

(1)	2020

1)	Merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd.

On April 30, 2020, SK Broadband Co., Ltd., a subsidiary of the Parent Company, merged with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. in order to strengthen the competitiveness and enhance the synergy as a comprehensive media company. The considerations transferred included shares of SK Broadband Co., Ltd transferred based on the merger ratio and the obligations and rights due to shareholders’ agreement with the acquiree’s shareholders, both measured at fair value as of April 30, 2020. The Group recognized the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~405,639 million as goodwill.

The Group’s consolidated revenue and profit for the year would have been ~~W~~18,831,147 million and ~~W~~1,516,857 million, respectively, if the acquisition has occurred on January 1, 2020. The Group cannot reasonably identify the acquiree’s revenue and profit for the year included in the consolidated statement of income, as the business of Tbroad Co., Ltd. and the other two companies were merged with the Group’s subsidiary, SK Broadband Co., Ltd, and no separate financial information post acquisition is available.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

12.	Business Combinations, Continued

(1)	2020, Continued

1)	Merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd., Continued

Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Fair value of shares of SK Broadband Co., Ltd.	~~W~~	862,147
Fair value of derivative liability (*1)		320,984
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		110,644
Short-term financial instruments		6
Accounts receivable – trade and other		66,241
Prepaid expenses		36,324
Contract assets		14,033
Long-term investment securities		6,239
Investments in associates and joint ventures		13,637
Property and equipment, net		245,654
Intangible assets, net(*2)		423,515
Other assets		3,261
Deferred tax assets		1,296
Accounts payable – trade and other		(105,179)
Contract liabilities		(1,674)
Income tax payable		(18,065)
Provisions		(2,755)
Defined benefit liabilities		(30)
Other liabilities		(15,655)

	~~W~~	777,492

III. Goodwill(I-II)		405,639

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

12.	Business Combination, Continued

(1)	2020, Continued

1)	Merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd., Continued

(*1)

The Parent Company has recognized fair value of obligations and rights in connection with the shareholders’ agreement with the acquiree’s shareholders as consideration for the business combination. (See note 22)

(*2)

Identifiable intangible assets recognized by the Group in the business combination included customer relationships measured at fair value on the acquisition date of ~~W~~374,019 million. Fair value of the customer relationship was estimated based on the multi-period excess earnings method (“MPEEM”). MPEEM is a valuation technique under income approach which estimates fair value by discounting the expected future excess earnings attributable to an intangible asset using risk adjusted discount rate. The following table shows the details of valuation technique used in measuring fair values as well as the significant unobservable inputs used.

Type	Valuation technique	Siginificant unobservable inputs	Interrelationship between key unobservable inputs and fair value measurement
Customer relationship	MPEEM	• Estimated revenue per user • Future churn rates • Weighted average cost of capital (“WACC”) • (7.7% for Tbroad Co., Ltd. and 8.3% for Tbroad Dongdaemun Broadcasting Co., Ltd.)

•   The fair value of customer relationship will increase if expected revenue per subscriber increases and customer churn rate in the future and WACC decrease.

•   The fair value of customer relationship will decrease if expected revenue per subscriber decreases and customer churn rate in the future and WACC increase.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

12.	Business Combination, Continued

(1)	2020, Continued

2)	Acquisition of Broadband Nowon Co., Ltd. by the Parent Company

The Parent Company has obtained control by acquiring 627,000 shares(55%) of Tbroad Nowon Broadcasting Co., Ltd., and Tbroad Nowon Broadcasting Co., Ltd. changed its name to Broadband Nowon Co., Ltd. during the year ended December 31, 2020. The consideration transferred was ~~W~~10,421 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~733 million was recognized as other non-operating income. Subsequent to the acquisition, Broadband Nowon Co., Ltd. recognized revenue of ~~W~~5,756 million, and net profit of ~~W~~426 million.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Broadband Nowon Co., Ltd.
Location	21, 81gil, Dobong-ro, Gangbuk-gu, Seoul, Korea
CEO	Yoo, Chang-Wan
Industry	Cable broadcasting services

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	10,421
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		18,106
Accounts receivable – trade and other		1,122
Property and equipment, net		1,784
Intangible assets, net		360
Other assets		595
Accounts payable – trade and other		(1,351)
Other liabilities		(336)

		20,280
III. Non-controlling interests:
Non-controlling interests		9,126

IV. Gain on bargain purchase(I-II+III)	~~W~~	(733)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

12.	Business Combination, Continued

(1)	2020, Continued

3)	Acquisition of security equipment construction and security services business of SK hystec inc. by ADT CAPS Co., Ltd.

ADT CAPS Co., Ltd., a subsidiary of the Parent Company, acquired the security equipment construction and security services business from SK hystec inc., a related party of the Group, in order to strengthen the expertise and the competitiveness of security business during the year ended December 31, 2020. The consideration transferred was ~~W~~8,047 million, among which ~~W~~2,958 million was paid in cash during the year ended December 31, 2020 and the remaining balance will be paid at ~~W~~3,000 million annually in July 2021 and July 2022. The Group recognized the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~2,892 million as goodwill.

Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	8,047
II. Fair value of identifiable assets acquired and liabilities assumed:
Accounts receivable – trade and other		6,787
Property and equipment, net		363
Intangible assets, net		6,460
Other assets		4
Accounts payable – trade and other		(5,306)
Defined benefit liabilities		(1,227)
Deferred tax liabilities		(1,554)
Other liabilities		(372)

		5,155

III. Goodwill (I-II)	~~W~~	2,892

4)	Business combination under common control: Merger of Life & Security Holdings Co., Ltd. by SK Infosec Co., Ltd.

SK Infosec Co., Ltd. merged with Life & Security Holdings Co., Ltd., a subsidiary of the Parent Company, to improve business management efficiency on December 30, 2020. As this transaction is a business combination under common control, the acquired assets and liabilities were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements and there is no effect on the assets and liabilities of consolidated financial statements. As a result of the merger, the Parent Company’s ownership interest of SK Infosec Co., Ltd. has changed from 100% to 62.6%.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

12.	Business Combination, Continued

(2)	2019

1)	Acquisition of Incross Co., Ltd. by the Parent Company

The Parent Company acquired 2,786,455 shares of Incross Co., Ltd. at ~~W~~53,722 million in cash during the year ended December 31, 2019 in order to expand digital advertising business through the integration of the Group’s technological capabilities. Although the Parent Company owns less than 50% of the investee, the management has determined that the Parent Company controls Incross Co., Ltd. considering the level of dispersion of remaining voting rights and voting patterns at previous shareholders’ meetings, and the fact that the Parent Company has a right to appoint the majority of the members of board of directors by the virtue of an agreement with the investee’s other shareholders. Incross Co., Ltd. reported ~~W~~19,787 million of revenue and ~~W~~5,756 million of profit since the Group obtained control.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Incross Co., Ltd.
Location	5th floor, 1926, Nambusunhwan-ro, Gwanak-gu, Seoul, Korea
CEO	Lee Jae won
Industry	Media representative business

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amount
I. Considerations transferred:
Cash and cash equivalents	~~W~~	53,722
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		17,400
Short-term financial instruments		24,941
Accounts receivable – trade and other		67,259
Property and equipment, net		2,411
Intangible assets, net		2,709
Other assets		9,254
Trade and other payables		(57,309)
Other liabilities		(1,984)

		64,681
III. Non-controlling interests:		40,592

IV. Goodwill(I-II+III)	~~W~~	29,633

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

13.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2020 and 2019 are as follows:

(In millions of won)		December 31, 2020			December 31, 2019
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	555,133	27.3	~~W~~	568,459
Korea IT Fund(*1)	Korea	63.3		323,294	63.3		311,552
KEB HanaCard Co., Ltd.(*2)	Korea	15.0		314,930	15.0		294,756
SK Telecom CS T1 Co., Ltd.(*1)	Korea	54.9		53,010	54.9		60,305
NanoEnTek, Inc.(*3)	Korea	28.4		43,190	28.6		42,127
UniSK	China	49.0		15,700	49.0		14,342
SK Technology Innovation Company	Cayman Islands	49.0		41,579	49.0		43,997
SK MENA Investment B.V.	Netherlands	32.1		14,043	32.1		14,904
SK hynix Inc.	Korea	20.1		12,251,861	20.1		11,425,325
SK Latin America Investment S.A.	Spain	32.1		13,930	32.1		13,698
Grab Geo Holdings PTE. LTD.	Singapore	30.0		30,063	30.0		31,269
SK South East Asia Investment Pte. Ltd.(*4)	Singapore	20.0		311,990	20.0		250,034
Pacific Telecom Inc.(*2)	USA	15.0		39,723	15.0		40,016
S.M. Culture & Contents Co., Ltd.(*5)	Korea	23.3		62,248	23.4		63,469
Content Wavve Co., Ltd.	Korea	30.0		75,803	30.0		83,640
Hello Nature Co., Ltd.(*6)	Korea	49.9		11,969	49.9		13,620
Digital Games International Pte. Ltd.(*7)	Singapore	33.3		6,449	—		—
Invites Healthcare Co., Ltd.(*8)	Korea	43.5		25,536	—		—
Nam Incheon Broadcasting Co., Ltd.(*9)	Korea	27.3		10,902	—		—
NANO-X IMAGING LTD.(*2,10)	Israel	5.6		28,484	—		—
Home Choice Corp.(*2,9)	Korea	17.8		3,585	—		—
Carrot General Insurance Co., Ltd. (Formerly, Carrot Co., Ltd)(*11)	Korea	21.4		13,469	9.9		6,459
12CM JAPAN and others(*2,8,12)	—	—		65,750	—		58,884

				14,312,641			13,336,856

Investments in joint ventures:
Dogus Planet, Inc.(*13)	Turkey	50.0		15,071	50.0		15,921
Finnq Co., Ltd. (*13)	Korea	49.0		13,342	49.0		22,880
NEXTGEN BROADCAST SERVICES CO, LLC(*13)	USA	50.0		5,850	50.0		7,961
NEXTGEN ORCHESTRATION, LLC(*13)	USA	50.0		1,600	50.0		1,646
Techmaker GmbH(*13)	Germany	50.0		5,609	—		—

				41,472			48,408

			~~W~~	14,354,113		~~W~~	13,385,264

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

13.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2020 and 2019 are as follows, Continued:

(*1)

Investments in Korea IT Fund and SK Telecom CS T1 Co., Ltd. were classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.

(*2)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the board of directors even though the Group has less than 20% of equity interests.

(*3)	The ownership interest has changed as third-party share option was exercised and convertible bonds were converted during the year ended December 31, 2020.
(*4)	The Group additionally contributed ~~W~~119,770 million in cash during the year ended December 31, 2020, but there is no change in the ownership interest.
(*5)

The ownership interest has changed as S.M. Culture & Contents Co., Ltd. issued 549,094 shares of common stock as a result of the merger with Hoteltrees Co., Ltd. during the year ended December 31, 2020.

(*6)	The Group additionally contributed ~~W~~9,980 million in cash during the year ended December 31, 2020, but there is no change in the ownership interest.
(*7)	The Group newly invested ~~W~~8,810 million in cash during the year ended December 31, 2020.
(*8)

The Group transferred the entire shares of Health Connect Co., Ltd. and assets related to the digital disease management business during the year ended December 31, 2020. The Group acquired 279,999 shares of common stock and 140,000 shares of convertible preferred stock of Invites Healthcare Co., Ltd. in consideration of the transfer and recognized ~~W~~9,372 million of gain on investments in associates and ~~W~~12,451 million of gain on the business transfer. After the transaction, Invites Healthcare Co., Ltd. increased its capital by a third-party allotment which changed the Group’s ownership interest.

(*9)

The Group acquired the shares of Nam Incheon Broadcasting Co., Ltd. and Home Choice Corp. from the merger with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd.

(*10)

The Group obtained significant influence by contributing ~~W~~24,015 million in cash for the year ended December 31, 2020 and reclassified ~~W~~3,621 million from financial assets at FVOCI to investments in associates. Meanwhile, NANO-X IMAGING LTD. has been listed on NASDAQ since the Group obtained significant influence. The ownership interest of the Group has changed due to issuance of new shares through listing and the exercise of right to acquire new shares by a third party.

(*11)

Group acquired 1,360,000 shares of common stock and 2,640,000 shares of preferred stock of Carrot General Insurance Co., Ltd. (formerly, Carrot Co., Ltd.) at ~~W~~6,800 million and ~~W~~13,200 million, respectively, during the year ended December 31, 2019, and has converted the entire preferred stock into common stock during the year ended December 31, 2020.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

13.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2020 and 2019 are as follows, Continued:

(*12)	The Group disposed the entire shares of SK Telecom Smart City Management Co., Ltd. and recognized ~~W~~4,485 million of gain relating to investments in associates during the year ended December 31, 2020.
(*13)	These investments were classified as investments in joint ventures as the Group has a joint control pursuant to the agreement with the other shareholders.

(2)	The market value of investments in listed associates as of December 31, 2020 and 2019 are as follows:

(In millions of won, except for share data)
	December 31, 2020				December 31, 2019
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.	~~W~~	8,620	7,600,649	65,518	5,620	7,600,649	42,716
SK hynix Inc.		118,500	146,100,000	17,312,850	94,100	146,100,000	13,748,010
S.M.Culture & Contents Co.,Ltd.		1,630	22,033,898	35,915	1,530	22,033,898	33,712
NANO-X IMAGING LTD.		49,678	2,607,466	129,534	—	—	—

(3)	The condensed financial information of significant associates as of and for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
	As of December 31, 2020
Current assets	~~W~~	16,570,953	7,910,517	107,652	380,413	797,045
Non-current assets		54,602,900	298,438	402,812	1,706,634	1,672,412
Current liabilities		9,072,360	897,594	—	51,025	67
Non-current liabilities		10,192,396	5,531,968	—	308,606	—

	2020
Revenue	~~W~~	31,900,418	1,231,815	52,330	107,791	—
Profit (loss) for the year		4,758,914	154,521	36,615	20,369	(158,680)
Other comprehensive income (loss)		(107,378)	(4,283)	9,647	42,921	(390,851)
Total comprehensive income (loss)		4,651,536	150,238	46,262	63,290	(549,531)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

13.	Investments in Associates and Joint Ventures, Continued

(3)	The condensed financial information of significant associates as of and for the years ended December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
	As of December 31, 2019
Current assets	~~W~~	14,457,602	7,974,407	113,233	615,028	81,065
Non-current assets		50,331,892	207,284	378,691	1,442,748	1,797,239
Current liabilities		7,874,033	1,015,657	—	59,395	94
Non-current liabilities		8,972,266	5,537,850	—	215,354	—

	2019
Revenue	~~W~~	26,990,733	1,236,678	70,565	116,269	—
Profit for the year		2,016,391	56,281	53,867	23,474	1,190
Other comprehensive income (loss)		94,023	(4,458)	6,132	(15,093)	97,508
Total comprehensive income		2,110,414	51,823	59,999	8,381	98,698

(4)	The condensed financial information of significant joint ventures as of and for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of December 31, 2020
Current assets	~~W~~	55,951	26,781
Cash and cash equivalents		9,083	23,936
Non-current assets		30,408	8,530
Current liabilities		46,186	7,367
Accounts payable, other payables and provisions		28,145	5,094
Non-current liabilities		10,031	879

	2020
Revenue	~~W~~	177,084	3,937
Depreciation and amortization		(4,642)	(4,417)
Interest income		1,878	29
Interest expense		(555)	(51)
Profit (loss) for the year		7,030	(19,426)
Total comprehensive loss		(1,659)	(19,426)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

13.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of significant joint ventures as of and for the years ended December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of December 31, 2019
Current assets	~~W~~	59,632	42,995
Cash and cash equivalents		13,422	40,619
Non-current assets		25,247	11,389
Current liabilities		52,238	6,756
Accounts payable, other payables and provisions		35,459	5,062
Non-current liabilities		800	1,099

	2019
Revenue	~~W~~	136,777	1,968
Depreciation and amortization		(5,487)	(4,769)
Interest income		1,455	12
Interest expense		(92)	(198)
Profit (loss) for the year		9,294	(17,079)
Total comprehensive income (loss)		9,294	(17,361)

(5)

Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
SK hynix Inc.(*1,2)	~~W~~	51,883,236	20.1	11,082,048	1,169,813	12,251,861
KEB HanaCard Co., Ltd.		1,779,393	15.0	266,909	48,021	314,930
Korea IT Fund		510,464	63.3	323,294	—	323,294
SK China Company Ltd.(*1)		1,725,949	27.3	470,687	84,446	555,133
SK South East Asia Investment Pte. Ltd.(*1)		1,559,951	20.0	311,990	—	311,990

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

13.	Investments in Associates and Joint Ventures, Continued

(5)

Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)
	December 31, 2019
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
SK hynix Inc.(*1,2)	~~W~~	47,928,415	20.1	10,237,314	1,188,011	11,425,325
KEB HanaCard Co., Ltd.		1,628,184	15.0	244,228	50,528	294,756
Korea IT Fund		491,924	63.3	311,552	—	311,552
SK China Company Ltd.(*1)		1,772,419	27.3	483,360	85,099	568,459
SK South East Asia Investment Pte. Ltd.(*1)		1,250,168	20.0	250,034	—	250,034

(*1)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.
(*2)

The ownership interest is based on the number of shares owned by the Parent Company divided by the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest which is based on the number of shares owned by the Parent Company and the investee’s total shares outstanding. The effective ownership interest applied for the equity method is 21.36%.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

13.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	2020
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Business Combina- tion	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	568,459	—	3,752	(17,078)	—	—	555,133
Korea IT Fund(*1)		311,552	—	23,189	6,110	(17,557)	—	323,294
KEB HanaCard Co., Ltd.		294,756	—	20,671	(497)	—	—	314,930
SK Telecom CS T1 Co., Ltd.		60,305	—	(7,282)	(13)	—	—	53,010
NanoEnTek, Inc.		42,127	143	830	90	—	—	43,190
UniSK(*1)		14,342	—	1,403	168	(213)	—	15,700
SK Technology Innovation Company		43,997	—	184	(2,602)	—	—	41,579
SK MENA Investment B.V.		14,904	—	—	(861)	—	—	14,043
SK hynix Inc.(*1)		11,425,325	—	995,117	(22,481)	(146,100)	—	12,251,861
SK Latin America Investment S.A.		13,698	—	(40)	272	—	—	13,930
Grab Geo Holdings PTE. LTD.		31,269	—	(425)	(781)	—	—	30,063
SK South East Asia Investment Pte. Ltd.		250,034	119,770	11,250	(69,064)	—	—	311,990
Pacific Telecom Inc.(*1)		40,016	—	2,307	(1,621)	(979)	—	39,723
S.M. Culture & Contents Co., Ltd.		63,469	(162)	(813)	(246)	—	—	62,248
Contents Wavve Co., Ltd.		83,640	—	(7,837)	—	—	—	75,803
Hello Nature Co., Ltd.(*2)		13,620	9,980	(11,118)	(79)	(434)	—	11,969
Digital Games International Pte. Ltd.		—	8,810	(2,038)	(323)	—	—	6,449
Invites Healthcare Co., Ltd.		—	28,000	(2,645)	181	—	—	25,536
Nam Incheon Broadcasting Co., Ltd.		—	—	676	—	—	10,226	10,902
NANO-X IMAGING LTD.(*3)		—	28,515	(747)	—	716	—	28,484
Home Choice Corp.		—	—	174	—	—	3,411	3,585
Carrot General Insurance Co., Ltd. (Formerly, Carrot Co., Ltd.)(*4)		6,459	31	(6,188)	(33)	13,200	—	13,469
12CM JAPAN and others(*5)		58,884	(1,508)	(2,134)	(2,302)	12,810	—	65,750

		13,336,856	193,579	1,018,286	(111,160)	(138,557)	13,637	14,312,641

Investments in joint ventures:
Dogus Planet, Inc.		15,921	—	3,453	(4,303)	—	—	15,071
Finnq Co., Ltd.		22,880	—	(9,538)	—	—	—	13,342
NEXTGEN BROADCAST SERVICES CO, LLC		7,961	—	(1,769)	—	(342)	—	5,850
NEXTGEN ORCHESTRATION, LLC		1,646	—	57	—	(103)	—	1,600
Techmaker GmbH		—	5,609	—	—	—	—	5,609

		48,408	5,609	(7,797)	(4,303)	(445)	—	41,472

	~~W~~	13,385,264	199,188	1,010,489	(115,463)	(139,002)	13,637	14,354,113

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

13.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2020 and 2019 are as follows, Continued:

(*1)	Dividends received from the associates are deducted from the carrying amount during the year ended December 31, 2020.
(*2)	The Group recognized ~~W~~434 million of impairment loss for the investments in Hello Nature Co., Ltd. for the year ended December 31, 2020.
(*3)	As the Group obtained significant influence, ~~W~~3,621 million of financial assets at FVOCI are reclassified to the investment in associates for the year ended December 31, 2020.
(*4)

The Group acquired 1,360,000 of common shares and 2,640,000 of preferred shares of Carrot General Insurance Co., Ltd.(Formerly, Carrot Co., Ltd.) at ~~W~~6,800 million and ~~W~~13,200 million, respectively, in cash during the year ended December 31, 2019 and the entire preferred shares were converted to common shares during the year ended December 31, 2020.

(*5)

The acquisitions for the year ended December 31, 2020 include ~~W~~1,600 million of cash investment in Laguna Dynamic Game Contents Fund and ~~W~~1,342 million of cash investment in KDX Korea Data Exchange and ~~W~~708 million relating to contribution of WALDEN SKT VENTURE FUND. The disposals for the year ended December 31, 2020 include ~~W~~1,142 million relating to transfer of the shares of Health Connect Co., Ltd. and ~~W~~2,056 million relating to liquidation of 2010 KIF-Stonebridge IT Fund and ~~W~~1,984 million relating to disposal of the entire shares of SK Telecom Smart City Management Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

13.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)	2019
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	551,548	—	4,916	11,995	—	568,459
Korea IT Fund(*1)		281,684	—	34,116	3,884	(8,132)	311,552
KEB HanaCard Co., Ltd.		288,457	—	6,827	(528)	—	294,756
SK Telecom CS T1 Co.,Ltd.		—	60,305	—	—	—	60,305
NanoEnTek, Inc.		40,974	(43)	1,220	(24)	—	42,127
UniSK(*1)		13,486	—	728	347	(219)	14,342
SK Technology Innovation Company		42,469	—	89	1,439	—	43,997
SK MENA Investment B.V.		14,420	—	4	480	—	14,904
SK hynix Inc.(*1)		11,208,315	—	416,168	20,008	(219,166)	11,425,325
SK Latin America Investment S.A.		13,313	—	74	311	—	13,698
Grab Geo Holdings PTE. LTD.		—	30,518	(17)	768	—	31,269
SK South East Asia Investment Pte. Ltd.		111,000	113,470	6,062	19,502	—	250,034
Pacific Telecom Inc.		37,075	—	2,689	252	—	40,016
S.M.Culture & Contents Co., Ltd.		63,801	—	464	(796)	—	63,469
Contents Wavve Co., Ltd.		—	90,858	(7,218)	—	—	83,640
Hello Nature Ltd.(*2)		28,549	—	(6,580)	(16)	(8,333)	13,620
Health Connect Co., Ltd. and others(*1,3)		96,522	7,444	(17,142)	3,101	(24,582)	65,343

		12,791,613	302,552	442,400	60,723	(260,432)	13,336,856

Investments in joint ventures:
Dogus Planet, Inc.		12,487	(81)	4,628	(1,113)	—	15,921
Finnq Co., Ltd.		7,671	24,500	(8,441)	(850)	—	22,880
NEXTGEN BROADCAST SERVICES CO, LLC		—	8,160	(144)	—	(55)	7,961
NEXTGEN ORCHESTRATION, LLC		—	1,748	(91)	—	(11)	1,646
Celcom Planet(*4)		—	6,141	(6,141)	—	—	—

		20,158	40,468	(10,189)	(1,963)	(66)	48,408

	~~W~~	12,811,771	343,020	432,211	58,760	(260,498)	13,385,264

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

13.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2020 and 2019 are as follows, Continued:

(*1)	Dividends received from the associates are deducted from the carrying amount during the year ended December 31, 2019.
(*2)	The Group recognized ~~W~~8,333 million of impairment loss for the investments in Hello Nature Co., Ltd. during the year ended December 31, 2019.
(*3)

The acquisition for the year ended December 31, 2019 includes ~~W~~6,800 million of cash investments in Carrot General Insurance Co., Ltd. (Formerly, Carrot Co., Ltd.), and others. Other increase (decrease) includes the changes in book value due to the reclassification of FSK L&S Co., Ltd. as investments in subsidiary from investments in associates.

(*4)	Investment in Celcom Planet was disposed during year ended December 31, 2019.

(7)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of December 31, 2020 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	2020		Cumulative loss	2020	Cumulative loss
Wave City Development Co., Ltd.	~~W~~	(1,970)	2,400	—	—
Daehan Kanggun BcN Co., Ltd. and others		295	10,947	14	(124)

	~~W~~	(1,675)	13,347	14	(124)

14.	Property and Equipment

(1)	Property and equipment as of December 31, 2020 and 2019 are as follows:

(In millions of won)	December 31, 2020
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	1,039,323	—	—	1,039,323
Buildings		1,747,445	(888,389)	(450)	858,606
Structures		913,102	(594,098)	(1,601)	317,403
Machinery		36,152,031	(27,761,449)	(14,370)	8,376,212
Other		2,047,405	(1,391,201)	(2,588)	653,616
Right-of-use assets		1,961,346	(489,311)	—	1,472,035
Construction in progress		659,882	—	—	659,882

	~~W~~	44,520,534	(31,124,448)	(19,009)	13,377,077

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

14.	Property and Equipment, Continued

(1)	Property and equipment as of December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)	December 31, 2019
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	981,389	—	—	981,389
Buildings		1,715,619	(847,761)	(450)	867,408
Structures		910,049	(561,379)	(1,601)	347,069
Machinery		34,120,057	(26,161,923)	(33,742)	7,924,392
Other		2,079,265	(1,345,074)	(3,125)	731,066
Right-of-use assets		1,665,923	(339,295)	—	1,326,628
Construction in progress		755,508	—	—	755,508

	~~W~~	42,227,810	(29,255,432)	(38,918)	12,933,460

(2)	Changes in property and equipment for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impair- ment(*1)	Business combination(*2)	Ending balance
Land	~~W~~	981,389	525	(20,415)	37,532	—	—	40,292	1,039,323
Buildings		867,408	3,034	(21,811)	48,160	(55,215)	—	17,030	858,606
Structures		347,069	2,542	(4,417)	9,167	(36,995)	—	37	317,403
Machinery		7,924,392	553,052	(32,369)	2,180,445	(2,419,522)	(1,745)	171,959	8,376,212
Other		731,066	945,499	(6,486)	(817,819)	(203,376)	—	4,732	653,616
Right-of-use assets		1,326,628	736,157	(163,217)	—	(436,231)	—	8,698	1,472,035
Construction in progress		755,508	1,625,218	(16,162)	(1,709,735)	—	—	5,053	659,882

	~~W~~	12,933,460	3,866,027	(264,877)	(252,250)	(3,151,339)	(1,745)	247,801	13,377,077

(*1)	The Group recognized impairment losses for obsolete assets during the year ended December 31, 2020.
(*2)	Includes assets from the acquisition of Broadband Nowon Co., Ltd. and from the merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd., a subsidiary of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

14.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)
	2019
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impair- ment(*1)	Business combination(*2)	Disposal of subsidiaries	Ending balance
Land	~~W~~	938,344	3,297	(275)	39,454	—	—	569	—	981,389
Buildings		863,294	8,117	(2,886)	52,775	(54,100)	(450)	658	—	867,408
Structures		356,039	18,246	(48)	10,582	(36,149)	(1,601)	—	—	347,069
Machinery		7,129,154	821,576	(25,595)	2,349,133	(2,316,598)	(33,278)	—	—	7,924,392
Other		847,483	1,443,327	(5,816)	(1,355,232)	(199,106)	(147)	557	—	731,066
Right-of-use assets		890,339	1,141,349	(257,226)	—	(448,817)	—	1,080	(97)	1,326,628
Construction in progress		565,357	1,515,617	(22,338)	(1,303,128)	—	—	—	—	755,508

	~~W~~	11,590,010	4,951,529	(314,184)	(206,416)	(3,054,770)	(35,476)	2,864	(97)	12,933,460

(*1)	The Group recognized impairment losses for obsolete assets during the year ended December 31, 2019.
(*2)	Includes assets from the acquisitions of FSK L&S Co., Ltd. and Incross Co.,Ltd.

15.	Lease

(1)	As a lessee

1)	Details of the right-of-use assets as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Land, buildings and structures	~~W~~	1,269,753	1,131,035
Others		202,282	195,593

	~~W~~	1,472,035	1,326,628

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

15.	Lease, Continued

(1)	As a lessee, Continued

2) Details of amounts recognized in the consolidated statements of income for the years ended December 31, 2020 and 2019 as a lessee are as follows:

(In millions of won)
	2020		2019
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	347,166	359,755
Others		89,065	89,062

	~~W~~	436,231	448,817

Interest expense on lease liabilities	~~W~~	22,976	25,981
Expenses related to short-term leases		20,193	19,098
Expenses related to leases of low-value assets except for short-term leases		3,297	2,550

3) The total cash outflows due to lease payments for the years ended December 31, 2020 and 2019 amounted to ~~W~~459,132 million and ~~W~~489,440 million.

(2)	As a lessor

1) Finance lease

The Group recognized interest income of ~~W~~2,223 million and ~~W~~1,712 million on lease receivables for the years ended December 31, 2020 and 2019.

The following table sets out a maturity analysis for lease receivables, presenting the undiscounted lease payments to be received subsequent to December 31, 2020.

(In millions of won)
	Amount
Less than 1 year	~~W~~	26,004
1 ~ 2 years		15,732
2 ~ 3 years		6,794
3 ~ 4 years		3,044
4 ~ 5 years		678
More than 5 year		13

Undiscounted lease payments	~~W~~	52,265

Unrealized finance income		1,941
Net investment in the lease		50,324

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

15.	Lease, Continued

(2)	As a lessor, Continued

2) Operating lease

The Group recognized lease income of ~~W~~238,545 million and ~~W~~168,482 million for the years ended December 31, 2020 and 2019, respectively, of which variable lease payment received are ~~W~~21,715 million and ~~W~~25,228 million, respectively.

The following table sets out a maturity analysis of lease payments, presenting the undiscounted lease payments to be received subsequent to December 31, 2020.

(In millions of won)
	Amount
Less than 1 year	~~W~~	201,828
1 ~ 2 years		125,681
2 ~ 3 years		40,474
3 ~ 4 years		1,211
4 ~ 5 years		12
More than 5 year		5

	~~W~~	369,211

16.	Goodwill

(1)	Goodwill as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Goodwill related to merger of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		764,082	358,443
Goodwill related to acquisition of Life & Security Holdings Co., Ltd.		1,155,037	1,155,037
Other goodwill		132,169	129,814

	~~W~~	3,357,524	2,949,530

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

16.	Goodwill, Continued

(2)	Details of the impairment testing of Goodwill as of December 31, 2020 is as follows:

Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	goodwill related to Shinsegi Telecom, Inc.(*1): Cellular services;

•	goodwill related to SK Broadband Co., Ltd.(*2): Fixed-line telecommunication services;

•	goodwill related to Life & Security Holdings Co., Ltd.(*3): Security services; and

•	other goodwill: Security services and other.

(*1)	Goodwill related to merger of Shinsegi Telecom, Inc.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.3%(4.9% in prior year) to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of (-)0.2%((-)0.6% in prior year) was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term wireless telecommunication industry growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(*2)	Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.9%(5.0% in prior year) to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 1.0%(1.0% in prior year) was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term fixed-line telecommunication industry growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(*3)	Goodwill related to acquisition of Life & Security Holdings Co., Ltd.

The recoverable amount of the CGU is based on its value in use, which is estimated based on using key assumptions including estimated revenue growth rates, labor costs, annual growth rate applied for the cash flows expected to be incurred after five years (“perpetual growth rate”), and discount rate. The discount rate applied for future cash flows based on financial budgets for the next five years is 7.1% (7.29% in 2019). The estimated revenue growth rates and labor costs are based on past performance, business plans and its expectation of future market changes.

In addition, an annual growth rate of 1.0% (1.0% in 2019) was applied for the cash flows expected to be incurred after five years and does not exceed the long-term growth rate in the security service industry. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount as a result of reasonably possible changes to these assumptions.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

16.	Goodwill, Continued

(3)	Details of the changes in goodwill for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Beginning balance	~~W~~	2,949,530	2,938,563
Acquisition(*1)		408,531	30,962
Impairment loss(*2)		(519)	(21,065)
Other		(18)	1,070

Ending balance	~~W~~	3,357,524	2,949,530

(*1)

It consists of goodwill recognized as SK Broadband Co., Ltd., a subsidiary of the Parent Company, merged with Tbroad Co., Ltd. and two other companies and goodwill recognized from ADT CAPS Co., Ltd.’s acquisition of security equipment construction and security services business from SK hystec inc. during the year ended December 31, 2020. (See Note 12)

(*2)	As a result of the impairment test on DREAMUS COMPANY and Incross Co., Ltd., the carrying value of the CGU exceeds the recoverable amount, thus the Group recognized ~~W~~519 million of impairment loss.

As of December 31, 2020 and 2019, accumulated impairment losses are ~~W~~85,764 million and ~~W~~85,245 million, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

17.	Intangible Assets

(1)	Intangible assets as of December 31, 2020 and 2019 are as follows:

(In millions of won)	December 31, 2020
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights(*1)	~~W~~	6,210,882	(4,079,729)	(198,388)	1,932,765
Land usage rights		50,503	(45,783)	—	4,720
Industrial rights		116,889	(45,300)	(147)	71,442
Development costs		67,989	(54,771)	(3,854)	9,364
Facility usage rights		159,865	(137,985)	—	21,880
Customer relations		1,091,146	(171,283)	—	919,863
Club memberships(*2)		139,349	—	(32,484)	106,865
Brands(*2)		374,096	—	—	374,096
Other(*3)		4,604,077	(3,586,596)	(22,282)	995,199

	~~W~~	12,814,796	(8,121,447)	(257,155)	4,436,194

(In millions of won)	December 31, 2019
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	~~W~~	6,210,882	(3,563,381)	—	2,647,501
Land usage rights		53,265	(45,916)	—	7,349
Industrial rights		110,380	(43,522)	(34)	66,824
Development costs		63,840	(50,127)	(2,567)	11,146
Facility usage rights		157,664	(131,832)	—	25,832
Customer relations		607,435	(16,064)	—	591,371
Club memberships(*2)		112,571	—	(32,161)	80,410
Brands(*2)		374,096	—	—	374,096
Other(*3)		4,397,319	(3,313,263)	(22,493)	1,061,563

	~~W~~	12,087,452	(7,164,105)	(57,255)	4,866,092

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

17.	Intangible Assets, Continued

(1)	Intangible assets as of December 31, 2020 and 2019 are as follows, Continued:

(*1)

During the year ended December 31, 2020, the Ministry of Science and Information and Communication Technology approved the discontinuance of 2G service. The Group recognized an impairment loss of ~~W~~12,388 million related to 800MHz frequency usage rights used for 2G service. In addition, as of December 31, 2020, due to the change in its business environment, the Group expects that it is no longer probable that its 28GHz frequency usage rights will be in the condition necessary for it to be capable of operating in the manner intended by management. As a result, the Group performed impairment test over the frequency usage rights. As a result, the recoverable amount (determining based on value in use) exceeded the carrying value, and an impairment loss of ~~W~~186,000 million was recognized.

(*2)	Club memberships and Brands are classified as intangible assets with indefinite useful lives and are not amortized.
(*3)	Other intangible assets primarily consist of computer software and others.

(2)	Changes in intangible assets for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment (*1)	Business Combina tion(*2)	Ending balance
Frequency usage rights	~~W~~	2,647,501	—	—	—	(516,348)	(198,388)	—	1,932,765
Land usage rights		7,349	550	(100)	—	(3,079)	—	—	4,720
Industrial rights		66,824	1,836	(513)	8,281	(4,825)	(161)	—	71,442
Development costs		11,146	1,141	(294)	3,302	(4,644)	(1,287)	—	9,364
Facility usage rights		25,832	1,810	(3)	434	(6,193)	—	—	21,880
Customer relations		591,371	2,014	(1,604)	491	(52,849)	—	380,440	919,863
Club memberships		80,410	11,821	(35,432)	544	—	(323)	49,845	106,865
Brands(*3)		374,096	—	—	—	—	—	—	374,096
Other		1,061,563	112,011	(13,729)	272,433	(430,719)	(6,410)	50	995,199

	~~W~~	4,866,092	131,183	(51,675)	285,485	(1,018,657)	(206,569)	430,335	4,436,194

(*1)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ~~W~~206,569 million as impairment loss for the year ended December 31, 2020.
(*2)	Includes assets from the acquisition of Broadband Nowon Co., Ltd. and from the merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*3)

Brands are recognized in connection with the acquisition of Life & Security Holdings Co., Ltd. and are tested for impairment by comparing the recoverable amounts of CGU to the carrying amounts. (See note 16)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

17.	Intangible Assets, Continued

(2)	Changes in intangible assets for the years ended December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)

	2019
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment (*1)	Business Combina tion(*2)	Disposal of subsidiaries	Ending balance
Frequency usage rights	~~W~~	3,139,978	—	—	—	(492,477)	—	—	—	2,647,501
Land usage rights		10,511	2,017	(442)	—	(4,737)	—	—	—	7,349
Industrial rights		83,627	1,409	(1,540)	2,491	(4,696)	—	158	(14,625)	66,824
Development costs		8,990	2,218	—	1,468	(5,359)	(961)	4,790	—	11,146
Facility usage rights		31,027	2,093	(25)	236	(7,499)	—	—	—	25,832
Customer relations		625,091	250	(367)	304	(33,907)	—	—	—	591,371
Club memberships		80,475	2,437	(1,574)	(1,200)	—	(916)	1,188	—	80,410
Brands		374,096	—	—	—	—	—	—	—	374,096
Other		1,157,441	134,911	(5,154)	209,322	(417,571)	(7,517)	1,100	(10,969)	1,061,563

	~~W~~	5,511,236	145,335	(9,102)	212,621	(966,246)	(9,394)	7,236	(25,594)	4,866,092

(*1)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ~~W~~9,394 million as impairment loss for the year ended December 31, 2019.
(*2)	Includes assets from the Parent Company’s acquisitions of FSK L&S Co., Ltd. and Incross Co., Ltd.

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Research and development costs expensed as incurred	~~W~~	416,445	391,327

(4)	Details of frequency usage rights as of December 31, 2020 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	13,515	CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		125,620	LTE service	Sept. 2013	Dec. 2021
2.6GHz license		728,510	LTE service	Sept. 2016	Dec. 2026
2.1GHz license		94,963	W-CDMA and LTE service	Dec. 2016	Dec. 2021
3.5GHz license(*)		953,474	5G service	Apr. 2019	Nov. 2028
28GHz license(*)		16,683	5G service	—	Nov. 2023

	~~W~~ 1,932,765

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

17.	Intangible Assets, Continued

(4)	Details of frequency usage rights as of December 31, 2020 are as follows, Continued:

(*)

The Group participated in the frequency license allocation auction hosted by Ministry of Science and Information and Communication Technology and was assigned the 3.5GHz and 28GHz bands of frequency licenses during the year ended December 31, 2018. The considerations payable for the bands of frequency are ~~W~~1,218,500 million and ~~W~~207,300 million, respectively. These bands of frequency were assigned in December 2018 and the annual payments in installment of the remaining balances will be made for the next ten and five years, respectively. The Group recognized these frequency licenses as intangible assets at the date of initial lump sum payment and began amortization for 3.5GHz frequency license in April 2019. The amortization for 28GHz license which is measured as recoverable value after recognition of impairment loss will begin when it is in the condition necessary for it to be capable of operating in the manner intended by management.

18.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2020 and 2019 are as follows:

(In millions of won and thousands of foreign currency)
	Lender	Annual interest rate (%)	December 31, 2020		December 31, 2019
Short-term borrowings	Citibank	2.45	~~W~~	50,000	—
	KEB Hana Bank(*1)	FTP 1M +1.51		27,000	—
	KEB Hana Bank(*2)	6M financial I (bank) + 1.59		5,000	—
	Shinhan Bank(*2)	6M financial I (bank) + 1.35		15,000	—
	Shinhan Bank(*2)	6M financial I (bank) + 1.60		—	15,000
	KEB Hana Bank(*3)	3M CD + 1.75		—	5,000
	Hana Financial Investment Co., Ltd.	4.50		4,642	—
	DB Financial Investment Co., Ltd.	4.50		2,785	—
	Shinhan Financial Investment Co., Ltd.	4.50		5,571	—
	Woori Bank				603
		7.50		—	(VND 12,068,234)

			~~W~~	109,998	20,603

(*1)	1M FTP rate is 1.14% as of December 31, 2020.
(*2)	6M financial I (bank) rate are 0.92% and 1.52% as of December 31, 2020 and 2019, respectively.
(*3)	3M CD rate is 1.53% as of December 31, 2019.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

18.	Borrowings and Debentures, Continued

(2)	Long-term borrowings as of December 31, 2020 and 2019 are as follows:

(In millions of won and thousands of other currencies)
Lender	Annual interest rate (%)	Maturity	December 31, 2020		December 31, 2019
Korea Development Bank(*1,2)	3M CD + 0.61	Dec. 20, 2021		12,250	24,500
Korea Development Bank(*1,3)	3M CD + 0.71	Dec. 21, 2022		25,000	37,500
Credit Agricole CIB(*1,4)	3M CD + 0.82	Dec. 14, 2023		37,500	50,000
Shinhan Bank and others(*5)	4.21	Sept. 30, 2023		—	1,750,000
KDB Capital and others(*5)	7.20	Sept. 30, 2023		—	150,000
Export Kreditnamnden(*6)	1.70	Apr. 29, 2022		18,726 (USD 17,211)	33,266 (USD 28,732)
Shinhan Bank and others	3.20	Oct. 5, 2025		1,950,000	—
UBS	0.00	Mar. 28, 2025		617 (CHF 500)	—
FAE	0.00	May. 7, 2025		617 (CHF 500)	—

				2,044,710	2,045,266
Less present value discount				(15,786)	(22,729)

				2,028,924	2,022,537
Less current installments				(49,663)	(50,388)

			~~W~~	1,979,261	1,972,149

(*1)	3M CD rate are 0.66% and 1.53% as of December 31, 2020 and 2019, respectively.
(*2)	The long-term borrowings are to be repaid by installments on an annual basis from 2017 to 2021.
(*3)	The long-term borrowings are to be repaid by installments on an annual basis from 2018 to 2022.
(*4)	The long-term borrowings are to be repaid by installments on an annual basis from 2020 to 2023.
(*5)	The long-term borrowings were repaid before maturity during the year ended December 31, 2020.
(*6)	The long-term borrowings are to be repaid by installments on an annual basis from 2014 to 2022.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2020 and 2019 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2020		December 31, 2019
Unsecured corporate bonds	Operating fund	2021	4.22	~~W~~	190,000	190,000
Unsecured corporate bonds	Operating and	2022	3.30		140,000	140,000
Unsecured corporate bonds	refinancing fund	2032	3.45		90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured corporate bonds		2033	3.22		130,000	130,000
Unsecured corporate bonds		2024	3.64		150,000	150,000
Unsecured corporate bonds	Refinancing fund	2021	2.66		150,000	150,000
Unsecured corporate bonds		2024	2.82		190,000	190,000
Unsecured corporate bonds	Operating and	2022	2.40		100,000	100,000
Unsecured corporate bonds	refinancing fund	2025	2.49		150,000	150,000
Unsecured corporate bonds		2030	2.61		50,000	50,000
Unsecured corporate bonds	Operating fund	2025	2.66		70,000	70,000
Unsecured corporate bonds		2030	2.82		90,000	90,000
Unsecured corporate bonds	Operating and	2025	2.55		100,000	100,000
Unsecured corporate bonds	refinancing fund	2035	2.75		70,000	70,000
Unsecured corporate bonds	Operating fund	2021	1.80		100,000	100,000
Unsecured corporate bonds		2026	2.08		90,000	90,000
Unsecured corporate bonds		2036	2.24		80,000	80,000
Unsecured corporate bonds		2021	1.71		50,000	50,000
Unsecured corporate bonds		2026	1.97		120,000	120,000
Unsecured corporate bonds		2031	2.17		50,000	50,000
Unsecured corporate bonds	Refinancing fund	2020	1.93		—	60,000
Unsecured corporate bonds		2022	2.17		120,000	120,000
Unsecured corporate bonds		2027	2.55		100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65		90,000	90,000
Unsecured corporate bonds	Refinancing fund	2020	2.39		—	100,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.63		80,000	80,000
Unsecured corporate bonds	Refinancing fund	2027	2.84		100,000	100,000
Unsecured corporate bonds		2021	2.57		110,000	110,000
Unsecured corporate bonds		2023	2.81		100,000	100,000
Unsecured corporate bonds		2028	3.00		200,000	200,000
Unsecured corporate bonds		2038	3.02		90,000	90,000
Unsecured corporate bonds	Operating and	2021	2.10		100,000	100,000
Unsecured corporate bonds	refinancing fund	2023	2.33		150,000	150,000
Unsecured corporate bonds		2038	2.44		50,000	50,000
Unsecured corporate bonds	Operating fund	2022	2.03		180,000	180,000
Unsecured corporate bonds		2024	2.09		120,000	120,000
Unsecured corporate bonds		2029	2.19		50,000	50,000
Unsecured corporate bonds		2039	2.23		50,000	50,000
Unsecured corporate bonds	Operating and refinancing fund	2022	1.40		120,000	120,000
Unsecured corporate bonds		2024	1.49		60,000	60,000
Unsecured corporate bonds		2029	1.50		120,000	120,000
Unsecured corporate bonds		2039	1.52		50,000	50,000
Unsecured corporate bonds		2049	1.56		50,000	50,000

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2020 and 2019 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2020	December 31, 2019
Unsecured corporate bonds	Operating fund	2022	1.69	230,000	230,000
Unsecured corporate bonds		2024	1.76	70,000	70,000
Unsecured corporate bonds		2029	1.79	40,000	40,000
Unsecured corporate bonds		2039	1.81	60,000	60,000
Unsecured corporate bonds	Operating and refinancing fund	2023	1.64	170,000	—
Unsecured corporate bonds	Operating fund	2025	1.75	130,000	—
Unsecured corporate bonds		2030	1.83	50,000	—
Unsecured corporate bonds		2040	1.87	70,000	—
Unsecured corporate bonds	Refinancing fund	2025	1.40	140,000	—
Unsecured corporate bonds		2030	1.59	40,000	—
Unsecured corporate bonds		2040	1.76	110,000	—
Unsecured corporate bonds(*1)	Operating fund	2020	2.49	—	160,000
Unsecured corporate bonds(*1)		2020	2.43	—	140,000
Unsecured corporate bonds(*1)		2020	2.18	—	130,000
Unsecured corporate bonds(*1)	Operating and refinancing fund	2021	1.77	120,000	120,000
Unsecured corporate bonds(*1)	Operating fund	2022	2.26	150,000	150,000
Unsecured corporate bonds(*1)	Refinancing fund	2020	2.34	—	30,000
Unsecured corporate bonds(*1)	Operating and	2022	2.70	140,000	140,000
Unsecured corporate bonds(*1)	refinancing fund	2021	2.59	70,000	70,000
Unsecured corporate bonds(*1)		2023	2.93	80,000	80,000
Unsecured corporate bonds(*1)	Refinancing fund	2022	2.00	50,000	50,000
Unsecured corporate bonds(*1)		2024	2.09	160,000	160,000
Unsecured corporate bonds(*1)	Operating and	2022	1.71	80,000	80,000
Unsecured corporate bonds(*1)	refinancing fund	2024	1.71	100,000	100,000
Unsecured corporate bonds(*1)		2026	1.86	50,000	50,000
Unsecured corporate bonds(*1)	Refinancing fund	2023	1.48	100,000	—
Unsecured corporate bonds(*1)	Operating and refinancing fund	2025	1.64	100,000	—
Unsecured corporate bonds(*1)	Refinancing fund	2025	1.41	160,000	—
Private placement corporate bonds(*2)	Operating fund	2023	—	6,292	6,292
Private placement corporate bonds(*2)	Operating fund	2023	—	6,222	6,222
Private placement corporate bonds(*2)	Operating fund	2023	—	6,168	—
Private placement corporate bonds(*2)	Operating fund	2023	—	6,100	—
Unsecured global bonds	Operating fund	2027	6.63	435,200 (USD 400,000)	463,120 (USD 400,000)
Unsecured global bonds		2023	3.75	544,000 (USD 500,000)	578,900 (USD 500,000)
Unsecured global bonds(*1)	Refinancing fund	2023	3.88	326,400 (USD 300,000)	347,340 (USD 300,000)
Floating rate notes(*3)	Operating fund	2020	3M LIBOR + 0.88	—	347,340 (USD 300,000)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2020 and 2019 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2020	December 31, 2019
Floating rate notes(*3)	Operating fund	2025	3M LIBOR + 0.91	326,400 (USD 300,000)	—

				8,606,782	8,249,214
Less discounts on bonds				(27,039)	(28,381)

				8,579,743	8,220,833
Less current installments of bonds				(889,574)	(966,939)

				7,690,169	7,253,894

(*1)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*2)	Private placement corporate bonds were issued by SK Infosec Co., Ltd., a subsidiary of the Parent Company.
(*3)	3M LIBOR rates are 0.24% and 1.91% as of December 31, 2020 and 2019, respectively.

19.	Long-term Payables – other

(1)	Long-term payables – other as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Payables related to acquisition of frequency usage rights	~~W~~	1,141,723	1,544,699
Other		631	5,468

	~~W~~ 1,142,354		1,550,167

(2)	As of December 31, 2020 and 2019, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See Note 17):

(In millions of won)
	December 31, 2020		December 31, 2019
Long-term payables – other	~~W~~	1,626,040	2,051,389
Present value discount on long-term payables – other		(59,717)	(82,851)
Current installments of long-term payables – other		(424,600)	(423,839)

Carrying amount at December 31	~~W~~	1,141,723	1,544,699

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

19.	Long-term Payables – other, Continued

(3)

The principal amounts of the long-term payables – other repaid during the year ended December 31, 2020 and 2019 are ~~W~~425,349 million, respectively. The repayment schedule of the principal amount of long-term payables – other related to acquisition of frequency usage rights as of December 31, 2020 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	425,349
1~3 years		444,480
3~5 years		382,290
More than 5 years		373,921

	~~W~~ 1,626,040

20.	Provisions

Changes in provisions for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020								As of December 31, 2020
	Beginning balance		Increase	Utilization	Reversal	Other	Business Combination	Ending balance	Current	Non-current
Provision for restoration	~~W~~	102,519	15,616	(3,610)	(1,492)	(6)	626	113,653	42,348	71,305
Emission allowance		5,257	7,400	—	(5,233)	—	—	7,424	7,424	—
Other provisions (*)		57,385	3,250	(30,861)	(1,904)	(199)	2,129	29,800	19,591	10,209

	~~W~~	165,161	26,266	(34,471)	(8,629)	(205)	2,755	150,877	69,363	81,514

(*)	~~W~~18,717 million of current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts. (See note 39)

(In millions of won)
	2019								As of December 31, 2019
	Beginning balance		Increase	Utilization	Reversal	Other	Business Combination	Ending balance	Current	Non-current
Provision for restoration	~~W~~	98,060	9,424	(3,409)	(1,711)	115	40	102,519	48,391	54,128
Emission allowance		2,238	5,037	(1,086)	(932)	—	—	5,257	5,257	—
Other provisions (*)		107,229	7,609	(45,260)	(163)	(12,030)	—	57,385	32,672	24,713

	~~W~~	207,527	22,070	(49,755)	(2,806)	(11,915)	40	165,161	86,320	78,841

(*)	~~W~~32,104 million of current provisions and ~~W~~18,018 million of non-current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

21.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Present value of defined benefit obligations	~~W~~	1,278,550	1,136,787
Fair value of plan assets		(1,127,163)	(965,654)

Defined benefit assets(*)		(3,557)	(1,125)

Defined benefit liabilities		154,944	172,258

(*)

Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)	Principal actuarial assumptions as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019
Discount rate for defined benefit obligations	1.83 ~ 3.14%	1.77 ~ 3.04%
Expected rate of salary increase	2.04 ~ 6.00%	1.53 ~ 6.00%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio.

(3)	Changes in defined benefit obligations for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	For the year ended December 31
	2020		2019
Beginning balance	~~W~~	1,136,787	926,302
Current service cost		193,078	171,197
Past service cost		815	—
Interest cost		25,958	23,685
Remeasurement - Demographic assumption		2,071	19,344
- Financial assumption		(18,266)	56,265
- Adjustment based on experience		17,364	14,363
Business combinations		1,742	3,653
Benefit paid		(76,987)	(84,098)
Others(*)		(4,012)	6,076

Ending balance	~~W~~	1,278,550	1,136,787

(*)	Others include changes of liabilities due to employee’s transfers among affiliates for the years ended December 31, 2020 and 2019.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

21.	Defined Benefit Liabilities (Assets), Continued

(4)	Changes in plan assets for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	For the year ended December 31
	2020		2019
Beginning balance	~~W~~	965,654	816,699
Interest income		21,057	19,717
Remeasurement		(1,385)	(5,366)
Contributions		213,298	204,186
Benefit paid		(68,084)	(73,396)
Business combinations		485	3,207
Others		(3,862)	607

Ending balance	~~W~~	1,127,163	965,654

The Group expects to contribute ~~W~~214,088 million to the defined benefit plans in 2021.

(5)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress, for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	For the year ended December 31
	2020		2019
Current service cost	~~W~~	193,078	171,197
Past service cost		815	—
Net interest cost		4,901	3,968

	~~W~~	198,794	175,165

Costs related to the defined benefit except for the amounts transferred to construction in progress are included labor expenses and Research and development expenses.

(6)	Details of plan assets as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Equity instruments	~~W~~	15,770	29,489
Debt instruments		228,839	207,504
Short-term financial instruments, etc.		882,554	728,661

	~~W~~	1,127,163	965,654

(7)	As of December 31, 2020, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	~~W~~	(58,830)	65,732
Expected salary increase rate		65,338	(59,315)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2020 and 2019 are 9.49 years and 9.52 years, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

22.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2020 are as follows:

(In millions of won and thousands of U.S. dollars)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Dec. 16, 2013	Fixed-to-fixed cross currency (U.S. dollar borrowing amounting to USD 17,211)	Foreign currency risk	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022
Apr. 16, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)	Foreign currency risk	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018~ Apr. 16, 2023
Mar. 4, 2020	Floating-to-fixed cross-currency interest rate swap (U.S. dollar-denominated bonds face value of USD 300,000)	Foreign currency risk and Interest rate risk	Citibank	Mar. 4, 2020~ Jun. 4, 2025
Aug. 13, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Citibank	Aug. 13, 2018~ Aug. 13, 2023
Dec. 20, 2016	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 12,250)	Interest rate risk	Korea Development Bank	Dec. 20, 2016~ Dec. 20, 2021
Dec. 21, 2017	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 25,000)	Interest rate risk	Korea Development Bank	Dec. 21, 2017~ Dec. 21, 2022
Dec. 19, 2018	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 37,500)	Interest rate risk	Credit Agricole CIB	Mar.19, 2019~ Dec.14, 2023

(2)

SK Broadband Co., Ltd., a subsidiary of the Parent Company, entered into Total Return Swap(TRS) contract amounting to ~~W~~270,000 million and ~~W~~64,000 million with beneficiary certificates as underlying asset with IGIS Professional Investment Type Private Real Estate Investment Trust No. 156 and Hana Professional Alternative Investment Type Private Real Estate Investment Trust No. 62, respectively. The contract consists of the settlement of the difference resulting from the change in the value of the real estate on the maturity date of the contract and the settlement of the difference between the dividend and the standard dividend during the contract period. Each contract expires in November 2022 and September 2024, respectively. SK Broadband Co., Ltd. has an obligation to guarantee fixed rate of returns to the other party to each contract.

(3)

The Group has entered into an agreement regarding a share in order to establish a partnership for the growth of e-commerce business operated by Eleven Street Co., Ltd., a subsidiary of the Parent Company, whereby the Group is allowed to grant right to the counterparty to acquire new preferred shares when conditions of business performance or a stock listing are met. Exercise period of the right is 5 years from July 1, 2020, which is the date of the agreement. The Group determined the agreement is a derivative financial liability in accordance with K-IFRS No.1109 and recognized the liability amounting to ~~W~~12,115 million as of December 31, 2020.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

22.	Derivative Instruments, Continued

(4)

In relation to the business acquisition by SK Broadband Co., Ltd. (see note 12 (1)) in 2020, the Parent Company has entered into a shareholders’ agreement with the shareholders of the acquirees. Pursuant to the agreement, when certain conditions are met within a period of time subsequent to the business combination, the shareholders of the acquirees can exercise their drag-along rights and require the Parent Company to sell its shares in SK Broadband Co., Ltd. Should the shareholders exercise their drag-along rights, the Parent Company also can exercise its call options over the shares held by those shareholders. The Group recognized a derivative financial liability of ~~W~~320,984 million for the rights included in the shareholders’ agreement as of December 31, 2020.

The fair value of SK Broadband Co., Ltd.’s common stock (post-merger) was estimated using 5-year projected cash flows discounted at 6.9% per annum. The fair value of the derivative financial liability was determined by using the Binomial Model based on various assumptions including the price of common stock and its price fluctuations. The difference in fair values between the acquisition date and December 31, 2020 is insignificant. The significant unobservable inputs used in the fair value measurement and inter-relationship between significant unobservable inputs and fair value measurement are as below:

Significant unobservable inputs	Correlations between inputs and fair value measurements
Fair value of SK Broadband Co., Ltd.’s common stock	The estimated fair value of derivative liabilities would decrease (increase) if the fair value of common stock would increase (decrease)
Volatility	The estimated fair value of derivative liabilities would decrease (increase) if the volatility of stock price increase (decrease)

(5)

The Group has entered into the agreement with Newberry Global Limited, whereby the Group has been granted subscription right and contingent subscription right to acquire Newberry series-C redeemable convertible preferred stock. The Group recognized long-term derivative financial assets of ~~W~~14,155 million and derivative financial assets of ~~W~~8,704 million, respectively, for subscription right and contingent subscription right.

(6)

The Group has been granted subscription right to acquire 2,262,443 shares of NANO-X IMAGING LTD., an associate, and recognized derivative financial assets of ~~W~~71,212 million for subscription right as of December 31, 2020.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

22.	Derivative Instruments, Continued

(7)

The fair value of derivative financial instruments to which the Group applies cash flow hedge is recorded in the financial statements as long-term derivative financial assets, derivative financial liabilities and long-term derivative financial liabilities. As of December 31, 2020, details of fair values of the derivatives assets and liabilities are as follows:

(In millions of won and thousands of foreign currency)
Hedging instrument (Hedged item)	Cash flow hedge		Fair value
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	~~W~~	32,059		32,059
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)		30,247		30,247
Fixed-to-fixed cross currency swap (U.S dollar denominated bonds face value of USD 300,000)		2,830		2,830

	~~W~~	65,136	~~W~~	65,136

Current liabilities:
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 12,250)	~~W~~	(77)		(77)
Non-current liabilities:
Fixed-to-fixed cross currency swap (U.S dollar borrowing amounting to USD 17,211)	~~W~~	(453)		(453)
Floating-to-fixed cross currency interest rate swap (U.S dollar denominated bonds face value of USD 300,000)		(40,565)		(40,565)
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 25,000)		(360)		(360)
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 37,500)		(606)		(606)

	~~W~~	(42,061)	~~W~~	(42,061)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

22.	Derivative Instruments, Continued

(8)

The fair value of derivatives held for trading is recorded in the financial statements as derivative financial assets, long-term derivative financial assets and long-term derivative financial liabilities. As of December 31, 2020, details of fair values of the derivative assets and liabilities are as follows:

(In millions of won)
	Held for trading		Fair value
Current assets:
Contingent subscription right	~~W~~	8,704		8,704
Non-current assets:
Total return swap	~~W~~	5,488		5,488
Subscription right		85,367		85,367

	~~W~~	99,559	~~W~~	99,559

Non-current liabilities:
Drag-along and call option right	~~W~~	(320,984)		(320,984)
Contingent subscription right		(12,115)		(12,115)

	~~W~~	(333,099)	~~W~~	(333,099)

23.	Share Capital and Capital Surplus and Others

The Parent Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of December 31, 2020 and 2019 are as follows:

(In millions of won, except for share data)
	December 31, 2020		December 31, 2019
Number of authorized shares		220,000,000	220,000,000
Number of issued shares(*1)		80,745,711	80,745,711
Share capital:
Common share	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares(note 24)		(2,123,661)	(1,696,997)
Hybrid bonds(note 25)		398,759	398,759
Share option(note 26)		1,481	1,302
Others(*2)		(515,263)	(612,470)

	~~W~~	677,203	1,006,481

(*1)

In 2002 and 2003, the Parent Company retired treasury shares with reduction of retained earnings before appropriation. As a result, the Parent Company’s outstanding shares have decreased without change in share capital.

(*2)	Others primarily consist of the excess of the consideration paid by the Group over the carrying amount of net assets acquired from entities under common control.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

23.	Share Capital and Capital Surplus and Others, Continued

There were no changes in share capital during the years ended December 31, 2020 and 2019 and details of shares outstanding as of December 31, 2020 and 2019 are as follows:

(In shares)	2020			2019
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	9,418,558	71,327,153	80,745,711	7,609,263	73,136,448

24.	Treasury Shares

Treasury shares as of December 31, 2020 and 2019 are as follows:

(In millions of won, except for share data)
	December 31, 2020		December 31, 2019
Number of shares(*)		9,418,558	7,609,263
Acquisition cost	~~W~~	2,123,661	1,696,997

(*)

The Parent Company acquired 1,809,295 of its treasury shares for ~~W~~426,664 million in an effort to increase shareholder value by stabilizing its stock price during the year ended December 31, 2020 and disposed 1,266,620 of its treasury shares to Kakao Co., Ltd. in exchange for ~~W~~300,000 million in cash and acquired 2,177,401 shares of Kakao Co., Ltd. for ~~W~~302,321 million during the year ended December 31, 2019 in order to solidify the future ICT business cooperation.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

25.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	Type	Issuance date	Maturity (*1)	Annual interest rate(%)(*2)	December 31, 2020		December 31, 2019
Series 2-1 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.70	~~W~~	300,000	300,000
Series 2-2 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.65		100,000	100,000
Issuance costs						(1,241)	(1,241)

					~~W~~	398,759	398,759

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Group classified the hybrid bonds as equity.

These are subordinated bonds which rank before common shares in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity without any notice or announcement.
(*2)

Annual interest rate is determined as yield rate of 5 year national bond plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

26.	Share option

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows:

	Parent Company
	1-1	1-2	1-3	2	3(*)	4	5
Grant date	March 24, 2017			February 20, 2018	February 22, 2019	March 26, 2019	March 26, 2020
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, cash settlement
Number of shares (in shares)	22,168	22,168	22,168	1,358	4,177	1,734	127,643
Exercise price (in won)	246,750	266,490	287,810	254,120	265,260	254,310	192,260
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024	Mar. 27, 2023 ~ Mar. 26, 2027
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

26.	Share option, Continued

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows, Continued:
(*)	Parts of the grant that have not met the vesting conditions have been forfeited during the year ended December 31, 2019.

DREAMUS COMPANY
	One Store Co., Ltd.	1-1	1-2	1-3
Grant date	April 27, 2018	March 28, 2019	March 28, 2019	March 28, 2019
Types of shares to be issued	Common shares of One Store Co., Ltd.	Common shares of DREAMUS COMPANY
Grant method	Issuance of new shares	Issuance of new shares, reissue of treasury shares, cash settlement
Number of shares (in shares)(*1)	712,150	366,679	366,672	366,649
Exercise price (in won)	5,390	9,160	9,160	9,160
Exercise period	Apr. 28, 2020 ~ Apr. 27, 2024	Mar. 29, 2021 ~ Mar. 28, 2024	Mar. 29, 2022 ~ Mar. 28, 2025	Mar. 29, 2023 ~ Mar. 28, 2026
Vesting conditions	2 years’ service from the grant date	(a) 2 years’ service from the grant date (b) Average stock price for the exercise period is more than 150% of the exercise price	(a) 3 years’ service from the grant date (b) Average stock price for the exercise period is more than 150% of the exercise price	(a) 4 years’ service from the grant date (b) Average stock price for the exercise period is more than 150% of the exercise price

	Incross Co., Ltd.
	3	4	5	6	7	8	9
Grant date	March 30, 2016	March 7, 2017	March 7, 2018	March 7, 2019	October 15, 2019	March 10, 2020	October 20, 2020
Types of shares to be issued	Common shares of Incross Co., Ltd.
Grant method	Issuance of new shares, reissue of treasury shares, cash settlement
Number of shares (in shares)(*1)	5,000	29,625	9,900	6,600	59,225	19,800	3,300
Exercise price (in won)	10,571	17,485	25,861	16,895	22,073	26,291	45,280
Exercise period	Mar. 30, 2019 ~ Mar. 30, 2022	Mar. 7, 2020 ~ Mar. 6, 2023	Mar. 7, 2021 ~ Mar. 6, 2024	Mar. 7, 2022 ~ Mar. 6, 2025	Oct. 15, 2022 ~ Oct. 14, 2025	Mar. 10, 2023 ~ Mar. 9, 2026	Oct.20, 2023 ~ Oct. 19, 2026
Vesting conditions	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

26.	Share option, Continued

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows, Continued:

SK Infosec Co., Ltd.(*2)
	1-1	1-2	1-3	1-4
Grant date	August 22, 2019
Types of shares to be issued	Registered common shares of SK Infosec. Co., Ltd.
Grant method	Cash settlement
Number of shares (in shares)(*1)	161,541	87,562	230,581	203,223
Exercise price (in won)	20,579	20,579	22,225	24,003
Exercise period	1st exercise: Applied to 50% of the granted shares and exercisable 6 months after the listing (June 30, 2022) of SK Infosec Co., Ltd.
2nd exercise: Applied to 25% of the granted shares and exercisable 12 months after the listing (June 30, 2022) of SK Infosec Co., Ltd.
3rd exercise: Applied to 25% of the granted shares and exercisable 18 months after the listing (June 30, 2022) of SK Infosec Co., Ltd.
Vesting conditions	Service provided until December 31, 2019	Service provided until December 31, 2020	Service provided until December 31, 2020	Service provided until December 31, 2021

	SK Infosec Co., Ltd.(*2)				FSK L&S Co., Ltd.
	2-1	2-2	2-3	2-4
Grant date	December 30, 2020				May 31, 2019
Types of shares to be issued	Registered common shares of SK Infosec. Co., Ltd.				Common shares of FSK L&S Co., Ltd.
Grant method	Cash settlement				Issuance of new shares
Number of shares (in shares)(*1)	23,097	9,648	32,744	23,094	43,955
Exercise price (in won)	20,807	20,807	22,472	24,270	10,000
Exercise period	1st exercise: Applied to 50% of the granted shares and exercisable 6 months after the listing(June 30, 2022) of SK Infosec Co., Ltd.				June 1, 2022 ~ May 31, 2025
2nd exercise: Applied to 25% of the granted shares and exercisable 12 months after the listing(June 30, 2022) of SK Infosec Co., Ltd.
3rd exercise: Applied to 25% of the granted shares and exercisable 18 months after the listing(June 30, 2022) of SK Infosec Co., Ltd.
Vesting conditions	Service provided until December 31, 2020	Service provided until December 31, 2021	Service provided until December 31, 2021	Service provided until December 31, 2022	3 years’ service from the grant date

(*1)

Some of stock options granted by One Store Co., Ltd., DREAMUS COMPANY and SK Infosec Co., Ltd. that have not met the vesting conditions have been forfeited, and some of the stock options granted by One Store Co., Ltd. and Incross Co., Ltd. have been exercised during the year ended December 31, 2020. Some of stock options granted by One Store Co., Ltd. and DREAMUS COMPANY that have not met the vesting conditions have been forfeited during the year ended December 31, 2019.

(*2)

The share option has transferred from Life & Security Holdings Co., Ltd. due to the business combination. As a result of the business combination, number of shares and exercise price of the share option and the expected listing date have changed.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

26.	Share option, Continued

(2)	Share compensation expense recognized during the year ended December 31, 2020 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2019	~~W~~	3,276
During the year ended December 31, 2020		4,313
In subsequent periods		2,259

	~~W~~ 9,848

(3)	The Group used binomial option pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

(In won)	Parent Company
	Series
	1-1	1-2	1-3	2	3	4	5
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	1.91%	1.78%	1.52%
Estimated option’s life	5 years	6 years	7 years	5 years	5 years	5 years	7 years
Share price (Closing price on the preceding day)	262,500	262,500	262,500	243,500	259,000	253,000	174,500
Expected volatility	13.38%	13.38%	13.38%	16.45%	8.30%	7.70%	8.10%
Expected dividends	3.80%	3.80%	3.80%	3.70%	3.80%	3.90%	5.70%
Exercise price	246,750	266,490	287,810	254,120	265,260	254,310	192,260
Per-share fair value of the option	27,015	20,240	15,480	23,988	8,600	8,111	962

(In won)	One Store Co., Ltd.	DREAMUS COMPANY
		1-1	1-2	1-3
Risk-free interest rate	2.58%	1.73%	1.77%	1.82%
Estimated option’s life	6 years	—	—	—
Share price (Closing price on the preceding day)	4,925	8,950	8,950	8,950
Expected volatility	9.25%	32.34%	32.34%	32.34%
Expected dividends	0.00%	0.00%	0.00%	0.00%
Exercise price	5,390	9,160	9,160	9,160
Per-share fair value of the option	566	1,976	2,189	2,356

(In won)	Incross Co., Ltd.							FSK L&S Co., Ltd.
	3	4	5	6	7	8	9
Risk-free interest rate	2.09%	1.35%	1.50%	1.76%	1.41%	1.16%	1.23%	1.64%
Estimated option’s life	6 years	6 years	6 years	6 years	6 years	6 years	6 years	—
Share price (Closing price on the preceding day)	17,993	43,843	27,300	17,000	22,050	21,800	40,300	10,455
Expected volatility	20.67%	18.67%	21.28%	25.58%	42.37%	41.69%	51.16%	16.20%
Expected dividends	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Exercise price	10,571	17,485	25,861	16,895	22,073	26,291	45,280	10,000
Per-share fair value of the option	1,965	9,423	7,277	4,887	9,209	7,813	18,491	1,420

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

26.	Share option, Continued

(3)

The Group used binomial option pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows, Continued:

(In won)	SK Infosec. Co., Ltd.(*)
	1-1, 1-2
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price	26,787	26,787	26,787
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	20,579	20,579	20,579
Per-share fair value of the option	6,051	7,448	7,571

(In won)	SK Infosec. Co., Ltd.(*)
	1-3
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price	26,787	26,787	26,787
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	22,225	22,225	22,225
Per-share fair value of the option	5,521	6,531	6,720

(In won)	SK Infosec. Co., Ltd.(*)
	1-4
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price	26,787	26,787	26,787
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	24,003	24,003	24,003
Per-share fair value of the option	4,948	5,663	5,909

(In won)	SK Infosec. Co., Ltd.(*)
	2-1, 2-2
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price	26,787	26,787	26,787
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	20,807	20,807	20,807
Per-share fair value of the option	5,977	7,321	7,454

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

26.	Share option, Continued

(3)

The Group used binomial option pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows, Continued:

(In won)	SK Infosec. Co., Ltd.(*)
	2-3
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price	26,787	26,787	26,787
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	22,472	22,472	22,472
Per-share fair value of the option	5,441	6,393	6,592

(In won)	SK Infosec. Co., Ltd.(*)
	2-4
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price	26,787	26,787	26,787
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	24,270	24,270	24,270
Per-share fair value of the option	4,862	5,547	5,800

(*)	The share option has transferred from Life & Security Holdings Co., Ltd. due to the business combination.

As One Store Co., Ltd., FSK L&S Co., Ltd., and SK Infosec Co., Ltd., the subsidiaries of the Parent Company, are unlisted, the share price is calculated using the discounted cash flow model.

27.	Retained Earnings

(1)	Retained earnings as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		11,631,138	11,531,138
Reserve for technology development		4,365,300	4,265,300

		15,996,438	15,796,438
Unappropriated		6,963,155	6,409,925

	~~W~~	22,981,913	22,228,683

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

27.	Retained Earnings, Continued

(2)	Legal reserve

The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

28.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Valuation gain (loss) on FVOCI	~~W~~	438,979	(47,086)
Other comprehensive loss of investments in associates and joint ventures		(392,333)	(278,142)
Valuation gain (loss) on derivatives		17,615	(920)
Foreign currency translation differences for foreign operations		(24,122)	(3,428)

	~~W~~	40,139	(329,576)

(2)	Changes in reserves for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Other comprehensive income (loss) of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2019	~~W~~	(124)	(334,637)	(41,601)	2,920	(373,442)
Changes, net of taxes		(46,962)	56,495	40,681	(6,348)	43,866
Balance at December 31, 2019	~~W~~	(47,086)	(278,142)	(920)	(3,428)	(329,576)
Changes, net of taxes		486,065	(114,191)	18,535	(20,694)	369,715

Balance at December 31, 2020	~~W~~	438,979	(392,333)	17,615	(24,122)	40,139

(3)	Changes in valuation gain (loss) on financial assets at FVOCI for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Balance at January 1	~~W~~	(47,086)	(124)
Amount recognized as other comprehensive income (loss) during the year, net of taxes		486,440	(18,472)
Amount reclassified to retained earnings, net of taxes		(375)	(28,490)

Balance at December 31	~~W~~	438,979	(47,086)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

28.	Reserves, Continued

(4)	Changes in valuation gain (loss) on derivatives for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Balance at January 1	~~W~~	(920)	(41,601)
Amount recognized as other comprehensive income during the year, net of taxes		15,414	34,209
Amount reclassified to profit or loss, net of taxes		3,121	6,472

Balance at December 31	~~W~~	17,615	(920)

29.	Redeemable convertible preferred stocks

Eleven street Co., Ltd., a subsidiary of the Parent Company, issued redeemable convertible preferred stocks on September 7, 2018 according to the board of directors’ resolution. The details of the issuance are as follows:

Information of redeemable convertible preferred stocks
Issuer	Eleven Street Co., Ltd.
Number of shares issued	1,863,093
Issue price	~~W~~268,371 per share
Voting rights	1 voting right per 1 share
Dividend rate(*)	6% of the issue price per annum (cumulative, non-participating) The obligatory dividend rate of the Parent Company is 1% of the issue price per annum
Conversion period	From 6 months after the date of issue to 1 business day before the expiration date of the redemption period
Conversion ratio	[Issue price ÷ Conversion price at the date of conversion] per share
Conversion price	~~W~~268,371 per share
Refixing clauses

•  In the case when spin-off, merger, split merger of the company, comprehensive stock exchange or transfer and decrease in capital, (“merger and others”), conversion price is subject to refixing to guarantee the value that the holder could earn the day right before the circumstances arise.

•  In the case when this preferred share is split or merged, the conversion prices is subject to refixing to correspond with the split or merge ratio.

Redemption period	Two months from September 30, 2023 to December 31, 2047 at the choice of the issuer.
Redemption party	Eleven Street Co., Ltd.
Redemption price	Amounts realizing the internal rate of return to be 3.5% at the date of actual redemption
Liquidation preference	Preferential to the common shares

(*)

The present value of obligatory dividends amounting to ~~W~~14,297 million and ~~W~~18,805 million payable to non-controlling interests based on the shareholders agreement are recognized as financial liabilities as of December 31, 2020 and 2019, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

30.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Communication	~~W~~	41,138	43,606
Utilities		341,045	320,474
Taxes and dues		40,831	44,761
Repair		384,328	358,758
Research and development		416,445	391,327
Training		35,802	35,004
Bad debt for accounts receivable – trade		48,625	28,841
Travel		15,652	30,746
Supplies and other		328,243	259,154

	~~W~~	1,652,109	1,512,671

31.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	35,644	8,533
Gain on business transfer		12,455	69,522
Others		50,952	24,676

	~~W~~	99,051	102,731

Other Non-operating Expenses:
Impairment loss on property and equipment and intangible assets	~~W~~	208,833	65,935
Loss on disposal of property and equipment and intangible assets		41,598	47,760
Donations		16,774	17,557
Bad debt for accounts receivable – other		10,559	5,802
Loss on impairment of investment assets		—	1,670
Others		65,977	64,926

	~~W~~	343,741	203,650

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

32.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Finance Income:
Interest income	~~W~~	50,357	63,579
Gain on sale of accounts receivable – other		22,605	15,855
Dividends		1,170	10,011
Gain on foreign currency transactions		13,120	11,798
Gain on foreign currency translations		8,928	4,576
Gain on valuation of derivatives		101,343	2,499
Gain on settlement of derivatives		7,829	29,277
Gain relating to financial assets at FVTPL		35,844	4,504
Gain relating to financial liabilities at FVTPL		—	56

	~~W~~	241,196	142,155

(In millions of won)
	2020		2019
Finance Costs:
Interest expense	~~W~~	399,176	406,087
Loss on sale of accounts receivable – other		—	5,823
Loss on foreign currency transactions		13,373	12,660
Loss on foreign currency translations		12,730	4,948
Loss on disposal of long-term investment securities		98	—
Loss on valuation of derivatives		13,551	—
Loss on settlement of derivatives		2,637	641
Loss relating to financial assets at FVTPL		10,894	7,753
Loss relating to financial liabilities at FVTPL		—	43
Other financial fees		44,734	—

	~~W~~	497,193	437,955

(2)	Details of interest income included in finance income for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Interest income on cash equivalents and short-term financial instruments	~~W~~	24,378	29,854
Interest income on loans and others		25,979	33,725

	~~W~~	50,357	63,579

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

32.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Interest expense on borrowings	~~W~~	116,397	104,991
Interest expense on debentures		225,309	224,765
Others		57,470	76,331

	~~W~~	399,176	406,087

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2020 and 2019 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 7 and 37.

1)	Finance income and costs

(In millions of won)
	2020
	Finance income		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	161,835	10,894
Financial assets at FVOCI		993	44,832
Financial assets at amortized cost		64,554	24,601
Derivatives designated as hedging instrument		—	1,867

		227,382	82,194

Financial Liabilities:
Financial liabilities at FVTPL		—	12,115
Financial liabilities at amortized cost		6,434	400,678
Derivatives designated as hedging instrument		7,380	2,206

		13,814	414,999

	~~W~~	241,196	497,193

(In millions of won)
	2019
	Finance income		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	56,953	13,577
Financial assets at FVOCI		9,924	—
Financial assets at amortized cost		75,119	17,488

		141,996	31,065

Financial Liabilities:
Financial liabilities at FVTPL		56	43
Financial liabilities at amortized cost		103	406,206
Derivatives designated as hedging instrument		—	641

		159	406,890

	~~W~~	142,155	437,955

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

32.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2020 and 2019 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 7 and 37, Continued.

2)	Other comprehensive income (loss)

(In millions of won)
	2020		2019
Financial Assets:
Financial assets at FVOCI	~~W~~	579,678	(17,943)
Derivatives designated as hedging instrument		24,320	41,305

		603,998	23,362

Financial Liabilities:
Derivatives designated as hedging instrument		(5,182)	(624)

	~~W~~	598,816	22,738

(5)	Details of impairment losses for financial assets for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Accounts receivable – trade	~~W~~	48,625	28,841
Other receivables		10,559	5,802

	~~W~~	59,184	34,643

33.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2020 and 2019 consist of the following:

(In millions of won)
	2020		2019
Current tax expense:
Current year	~~W~~	286,717	105,859
Current tax of prior years		14,536	(6,855)

		301,253	99,004

Deferred tax expense:
Changes in net deferred tax assets		75,249	201,264

Income tax expense	~~W~~	376,502	300,268

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

33.	Income Tax Expense, Continued

(2)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2020 and 2019 is attributable to the following:

(In millions of won)
	2020		2019
Income taxes at statutory income tax rate	~~W~~	505,824	308,913
Non-taxable income		(41,084)	(92,666)
Non-deductible expenses		31,882	14,630
Tax credit and tax reduction		(48,774)	(32,877)
Changes in unrecognized deferred taxes		(69,776)	83,940
Changes in tax rate		24,537	4,050
Income tax refund and others		(26,107)	14,278

Income tax expense	~~W~~	376,502	300,268

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Valuation gain (loss) on financial assets measured at fair value	~~W~~	(166,612)	2,983
Share of other comprehensive income (loss) of associates and joint ventures		(14)	2,279
Valuation gain (loss) on derivatives		(6,886)	(16,083)
Remeasurement of defined benefit liabilities		(164)	22,733

	~~W~~	(173,676)	11,912

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

33.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Business combinations	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	88,913	1,326	—	1,046	91,285
Accrued interest income		(2,039)	435	—	(27)	(1,631)
Financial assets measured at fair value		98,101	(17,586)	(166,612)	5,042	(81,055)
Investments in subsidiaries, associates and joint ventures		(1,613,048)	(60,844)	(14)	—	(1,673,906)
Property and equipment and intangible assets		(371,489)	(47,468)	—	(92,905)	(511,862)
Provisions		2,543	3,751	—	—	6,294
Retirement benefit obligation		100,194	1,873	(164)	382	102,285
Valuation gain on derivatives		17,507	4,146	(6,886)	—	14,767
Gain or loss on foreign currency translation		22,005	(231)	—	—	21,774
Incremental costs to acquire a contract		(829,055)	21,224	—	—	(807,831)
Contract assets and liabilities		(28,030)	25,424	—	—	(2,606)
Right-of-use assets		(390,936)	18,639	—	—	(372,297)
Lease liabilities		385,394	(22,918)	—	—	362,476
Others		64,620	(30,310)	—	86,204	120,514

		(2,455,320)	(102,539)	(173,676)	(258)	(2,731,793)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		91,136	(2,913)	—	—	88,223
Tax credit		9,380	30,203	—	—	39,583

		100,516	27,290	—	—	127,806

	~~W~~	(2,354,804)	(75,249)	(173,676)	(258)	(2,603,987)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

33. Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)
	2019
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Business combinations	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	102,276	(13,698)	—	335	88,913
Accrued interest income		(2,713)	691	—	(17)	(2,039)
Financial assets measured at fair value		79,757	15,099	2,983	262	98,101
Investments in subsidiaries, associates and joint ventures		(1,580,087)	(35,222)	2,279	(18)	(1,613,048)
Property and equipment and intangible assets		(415,327)	43,841	—	(3)	(371,489)
Provisions		2,494	49	—	—	2,543
Retirement benefit obligation		84,034	(6,643)	22,733	70	100,194
Valuation gain on derivatives		31,415	2,175	(16,083)	—	17,507
Gain or loss on foreign currency translation		21,948	57	—	—	22,005
Incremental costs to acquire a contract		(640,840)	(188,215)	—	—	(829,055)
Contract assets and liabilities		(26,458)	(1,572)	—	—	(28,030)
Right-of-use assets		(263,528)	(127,408)	—	—	(390,936)
Lease liabilities		248,244	137,150	—	—	385,394
Others		54,341	10,273	—	6	64,620

		(2,304,444)	(163,423)	11,912	635	(2,455,320)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		122,899	(31,763)	—	—	91,136
Tax credit		15,458	(6,078)	—	—	9,380

		138,357	(37,841)	—	—	100,516

	~~W~~	(2,166,087)	(201,264)	11,912	635	(2,354,804)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

33.	Income Tax Expense, Continued

(5)

Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets (liabilities), in the consolidated statements of financial position as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Loss allowance	~~W~~	102,085	96,006
Investments in subsidiaries, associates and joint ventures		8,365	(128,339)
Other temporary differences		68,415	145,692
Unused tax loss carryforwards		1,042,063	1,023,907
Unused tax credit carryforwards		1,037	1,192

(6)	The amount of unused tax loss carryforwards and unused tax credit carryforwards which are not recognized as deferred tax assets as of December 31, 2020 are expiring within the following periods:

(In millions of won)
	Unused tax loss carryforwards		Unused tax credit carryforwards
Less than 1 year	~~W~~	79,725	20
1 ~ 2 years		88,794	172
2 ~ 3 years		70,834	116
More than 3 years		802,710	729

	~~W~~	1,042,063	1,037

34.	Earnings per Share

(1)	Basic earnings per share

1) Basic earnings per share for the years ended December 31, 2020 and 2019 are calculated as follows:

(In millions of won, except for share data)
	2020		2019
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	~~W~~	1,504,352	888,698
Interest on hybrid bonds		(14,766)	(14,766)

Profit attributable to owners of the Parent Company on common shares		1,489,586	873,932
Weighted average number of common shares outstanding		72,795,431	72,064,159

Basic earnings per share (in won)	~~W~~	20,463	12,127

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

34.	Earnings per Share, Continued

2)	The weighted average number of common shares outstanding for the years ended December 31, 2020 and 2019 are calculated as follows:

(In shares)	2020
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2020	80,745,711	80,745,711
Treasury shares at January 1, 2020	(7,609,263)	(7,609,263)
Acquisition of treasury shares	(1,809,295)	(341,017)

	71,327,153	72,795,431

(In shares)	2019
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2019	80,745,711	80,745,711
Treasury shares at January 1, 2019	(8,875,883)	(8,875,883)
Disposal of treasury shares	1,266,620	194,331

	73,136,448	72,064,159

(2)	Diluted earnings per share

1)	Diluted earnings per share for the years ended December 31, 2020 are calculated as follows:

(In millions of won, except for share data)	2020
Profit for the year on common shares	~~W~~	1,489,586
Adjusted weighted average number of common shares outstanding		72,808,379

Diluted earnings per share (in won)	~~W~~	20,459

2)	The adjusted weighted average number of common shares outstanding for the years ended December 31, 2020 are calculated as follows:

(In shares)	2020
Outstanding shares at January 1, 2020	73,136,448
Effect of treasury shares	(341,017)
Effect of share option	12,948

Adjusted weighted average number of common shares outstanding	72,808,379

For the year ended December 31, 2019, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

35.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2020	Cash dividends (Interim)	73,136,448	500	200%	~~W~~	73,136
	Cash dividends (Year-end)	71,327,153	500	1,800%		641,944

					~~W~~	715,080

2019	Cash dividends (Interim)	71,869,828	500	200%	~~W~~	71,870
	Cash dividends (Year-end)	73,136,448	500	1,800%		658,228

					~~W~~	730,098

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2020 and 2019 are as follows:

(In won)

Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2020	Cash dividends	10,000	238,000	4.20%
2019	Cash dividends	10,000	238,000	4.20%

36.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	—	1,369,653	—	1,369,653
Financial instruments		—	—	—	1,427,845	—	1,427,845
Short-term investment securities		150,392	—	—	—	—	150,392
Long-term investment securities(*)		193,396	1,454,361	1,080	—	—	1,648,837
Accounts receivable – trade		—	—	—	2,214,353	—	2,214,353
Loans and other receivables		517,175	—	—	1,220,828	—	1,738,003
Derivative financial assets		99,559	—	—	—	65,136	164,695

	~~W~~	960,522	1,454,361	1,080	6,232,679	65,136	8,713,778

(*)	The Group designated ~~W~~1,454,361 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

36.	Categories of Financial Instruments, Continued

(1)	Financial assets by category as of December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)
	December 31, 2019
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	—	1,270,824	—	1,270,824
Financial instruments		—	—	—	831,637	—	831,637
Short-term investment securities		166,666	—	—	—	—	166,666
Long-term investment securities(*)		142,316	710,272	4,627	—	—	857,215
Accounts receivable – trade		—	—	—	2,247,895	—	2,247,895
Loans and other receivables		532,225	—	—	1,136,332	—	1,668,557
Derivative financial assets		6,074	—	—	—	144,886	150,960

	~~W~~	847,281	710,272	4,627	5,486,688	144,886	7,193,754

(*)	The Group designated ~~W~~710,272 million of equity instruments that are not held for trading as financial assets at FVOCI.

(2)	Financial liabilities by category as of December 31, 2020 and 2019 are as follows:

(In millions of won)	December 31, 2020
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	372,909	—	372,909
Derivative financial liabilities		333,099	—	42,061	375,160
Borrowings		—	2,138,922	—	2,138,922
Debentures		—	8,579,743	—	8,579,743
Lease liabilities(*)		—	1,436,777	—	1,436,777
Accounts payable – other and others		—	6,051,550	—	6,051,550

	~~W~~	333,099	18,579,901	42,061	18,955,061

(In millions of won)	December 31, 2019
	Financial liabilities at amortized cost		Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	438,297	—	438,297
Derivative financial liabilities		—	1,043	1,043
Borrowings		2,043,140	—	2,043,140
Debentures		8,220,833	—	8,220,833
Lease liabilities(*)		1,291,007	—	1,291,007
Accounts payable – other and others		6,562,612	—	6,562,612

	~~W~~	18,555,889	1,043	18,556,932

(*)

Lease liabilities are not applicable on category of financial liabilities, but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

37.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – trade and other, borrowings, debentures, lease liabilities and others.

1) Market risk

(i) Currency risk

The Group incurs exchange position due to revenue and expenses from its global operations. Major foreign currencies where the currency risk occur are USD, EUR and JPY. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity. The Group manages currency risk arising from business transactions by using currency forwards, etc.

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2020 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	84,581	~~W~~	92,025	1,541,544	~~W~~	1,677,200
EUR	10,903		14,591	2,519		3,370
JPY	672,311		7,088	22,778		240
Others	—		2,702	—		606

		~~W~~	116,406		~~W~~	1,681,416

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See note 22)

As of December 31, 2020 a hypothetical change in exchange rates by 10% would have increased (decreased) the Group’s income before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	5,507	(5,507)
EUR		1,122	(1,122)
JPY		685	(685)
Others		210	(210)

	~~W~~	7,524	(7,524)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

37.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Group arises from borrowings, debenture and long-term payables – other. Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

As of December 31, 2020, the floating-rate borrowings and bonds of the Group are ~~W~~121,750 million and ~~W~~326,400 million, respectively, and the Group has entered into interest rate swap agreements, as described in note 22, for the most of all floating-rate borrowings and debentures to hedge interest rate risk. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes would change by ~~W~~470 million in relation to interest expenses on floating-rate borrowings that are exposed to interest rate risk, which would also change the year-end balance of shareholder’s equity by the same amount.

As of December 31, 2020, the floating-rate long-term payables – other are ~~W~~1,626,040 million. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the year ended December 31, 2020 would change by ~~W~~ 16,260 million in relation to floating-rate long-term payables - other that are exposed to interest rate risk.

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (“IBOR”s) with alternative nearly risk-free rates (referred to as “IBOR reform”). The Group has exposures to IBORs on its financial instruments that will be replaced or reformed as part of these market-wide initiatives. There is uncertainty over the timing and the methods of transition in some jurisdictions that the Group operates in. The Group anticipates that IBOR reform will impact its risk management and hedge accounting.

Derivatives

The Group holds interest rate swaps for risk management purposes which are designated in cash flow hedging relationships. The interest rate swaps have floating legs that are indexed to LIBOR. The Group’s derivative instruments are governed by contracts based on the International Swaps and Derivatives Association (“ISDA”)’s master agreements.

ISDA is currently reviewing its standardized contracts in the light of IBOR reform and plans to amend certain floating-rate options in the 2006 ISDA definitions to include fallback clauses that would apply on the permanent discontinuation of certain key IBORs. ISDA is expected to publish an IBOR fallback supplement to amend the 2006 ISDA definitions and an IBOR fallback protocol to facilitate multilateral amendments to include the amended floating-rate options in derivative transactions that were entered into before the date of the supplement. The Group currently plans to adhere to the protocol if and when it is finalized and to monitor whether its counterparties will also adhere. If this plan changes or there are counterparties who will not adhere to the protocol, the Group will negotiate with them bilaterally about including new fallback clauses.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

37.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk, Continued

Hedge accounting

The Group has evaluated the extent to which its cash flow hedging relationships are subject to uncertainty driven by IBOR reform as of December 31, 2020. The Group’s hedged items and hedging instruments continue to be indexed to LIBOR. These benchmark rates are quoted each day and the IBOR cash flows are exchanged with counterparties as usual.

However, the Group’s LIBOR cash flow hedging relationships extend beyond the anticipated cessation date for LIBOR. The Group expects that LIBOR will be discontinued after the end of 2021. As of December 31, 2020, the Group has not determined the alternative interest rate benchmark to LIBOR and there is uncertainty about when and how replacement may occur with respect to the relevant hedged items and hedging instruments. Such uncertainty may impact the hedging relationship. The Group applies the amendments to K-IFRS No. 1109, Financial Instruments issued in 2020 to those hedging relationships directly affected by IBOR reform.

Hedging relationships impacted by IBOR reform may experience ineffectiveness attributable to market participants’ expectations of when the shift from the existing IBOR benchmark rate to an alternative benchmark interest rate will occur. This transition may occur at different times for the hedged item and hedging instrument, which may lead to hedge ineffectiveness. The Group has measured its hedging instruments indexed to LIBOR using available quoted market rates for LIBOR-based instruments of the same tenor and similar maturity and has measured the cumulative change in the present value of hedged cash flows attributable to changes in LIBOR on a similar basis.

2)	Credit risk

The maximum credit exposure as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Cash and cash equivalents	~~W~~	1,369,423	1,270,572
Financial instruments		1,427,845	831,637
Investment securities		4,154	13,548
Accounts receivable – trade		2,214,353	2,247,895
Contract assets		148,281	191,858
Loans and other receivables		1,738,003	1,668,557
Derivative financial assets		164,695	150,960

	~~W~~	7,066,754	6,375,027

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

37.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(i)	Accounts receivable – trade and contract assets

The Group establishes a loss allowance in respect of accounts receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance during the year ended December 31, 2020 are included in note 7.

(ii)	Debt investments

The credit risk arises from debt investments included in ~~W~~1,427,845 million of financial instruments, ~~W~~4,154 million of investment securities and ~~W~~1,738,003 million of loans and other receivables. To limit the exposure to this risk, the Group transacts only with financial institutions with credit ratings that are considered to be low credit risk.

Most of the Group’s debt investments are considered to have a low risk of default and the borrower has a strong capacity to meet its contractual cash flow obligations in the near term. Thus the Group measured the loss allowance for the debt investments at an amount equal to 12-month expected credit losses.

Meanwhile, the Group monitors changes in credit risk at each reporting date. The Group recognized the loss allowance at an amount equal to lifetime expected credit losses when the credit risk on the debt investments is assumed to have increased significantly if it is more than 30 days past due.

The Group’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2020 are as follows.

(In millions of won)
	Financial assets at FVTPL		Financial assets at FVOCI	At amortized cost
				12-month ECL	Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired
Gross amount	~~W~~	520,249	1,080	2,517,685	105,878	125,674
Loss allowance		—	—	(3,751)	(7,995)	(88,819)

Carrying amount	~~W~~	520,249	1,080	2,513,934	97,883	36,855

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

37.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2) Credit risk, Continued

(ii) Debt investments, Continued

Changes in the loss allowance for the debt investments during the year ended December 31, 2020 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL – not credit impaired	Lifetime ECL –credit impaired	Total
December 31, 2019	~~W~~	4,241	8,704	83,953	96,898
Remeasurement of loss allowance, net		834	2,321	7,404	10,559
Transfer to lifetime ECL – not credit impaired		(334)	334	—	—
Transfer to lifetime ECL – credit impaired		(990)	(2,357)	3,347	—
Amounts written off		—	—	(12,208)	(12,208)
Recovery of amounts written off		—	—	6,323	6,323
Other		—	(1,007)	—	(1,007)

December 31, 2020	~~W~~	3,751	7,995	88,819	100,565

(iii) Cash and cash equivalents

The Group has ~~W~~1,369,423 million as of December 31, 2020 (~~W~~1,270,572 million as of December 31, 2019) cash and cash equivalents with banks and financial institutions above specific credit ratings.

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considered that its cash and cash equivalents have low credit risk based on the credit ratings of the counterparties assigned by external credit rating agencies.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

37.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3) Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2020 are as follows:

(In millions of won)
		Carrying amount	Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable – trade	~~W~~	372,909	372,909	372,909	—	—
Borrowings(*)		2,138,923	2,467,988	225,657	2,242,331	—
Debentures (*)		8,579,743	9,749,762	1,106,505	5,680,403	2,962,854
Lease liabilities		1,436,777	1,537,279	365,925	826,331	345,023
Accounts payable – other and others (*)		6,051,550	6,145,185	4,920,324	849,013	375,848

	~~W~~	18,579,902	20,273,123	6,991,320	9,598,078	3,683,725

(*)	Includes interest payables.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of December 31, 2020, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
		Carrying amount	Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	~~W~~	65,136	65,637	20,211	52,651	(7,225)
Liabilities		(42,061)	(43,076)	(1,740)	(41,336)	—

	~~W~~	23,075	22,561	18,471	11,315	(7,225)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

37.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2019.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the financial statements.

Debt-equity ratio as of December 31, 2020, 2019 and January 1, 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Total liabilities	~~W~~	23,510,714	22,385,434
Total equity		24,396,243	22,816,934

Debt-equity ratios		96.37%	98.11%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2020 are as follows:

(In millions of won)	December 31, 2020
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	960,522	60,473	629,732	270,317	960,522
Derivatives hedging instruments		65,136	—	65,136	—	65,136
FVOCI		1,455,441	885,452	—	569,989	1,455,441

	~~W~~	2,481,099	945,925	694,868	840,306	2,481,099

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	333,099	—	—	333,099	333,099
Derivative hedging instruments		42,061	—	42,061	—	42,061

	~~W~~	375,160	—	42,061	333,099	375,160

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	2,138,923	—	2,282,316	—	2,282,316
Debentures		8,579,743	—	9,085,324	—	9,085,324
Long-term payables – other		1,566,954	—	1,582,805	—	1,582,805

	~~W~~	12,285,620	—	12,950,445	—	12,950,445

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

37.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2019 are as follows:

(In millions of won)	December 31, 2019
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	847,281	—	668,891	178,390	847,281
Derivatives hedging instruments		144,886	—	144,886	—	144,886
FVOCI		714,899	407,651	—	307,248	714,899

	~~W~~	1,707,066	407,651	813,777	485,638	1,707,066

Financial liabilities that are measured at fair value:
Derivative hedging instruments	~~W~~	1,043	—	1,043	—	1,043

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	2,043,140	—	2,191,037	—	2,191,037
Debentures		8,220,833	—	8,714,408	—	8,714,408
Long-term payables – other		1,974,006	—	2,008,493	—	2,008,493

	~~W~~	12,237,979	—	12,913,938	—	12,913,938

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of December 31, 2020 are as follows:

Interest rate
Derivative instruments	0.14% ~ 3.90%
Borrowings and debentures	0.99% ~ 2.21%
Long-term payables – other	0.90% ~ 1.72%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

37.	Financial Risk Management, Continued

(3)	Fair value, Continued

3)	There have been no transfers between Level 2 and Level 1 for year ended December 31, 2020. The changes of financial assets classified as Level 3 for the year ended December 31, 2020 are as follows:

(In millions of won)
	Balance at January 1, 2020		Gain (loss) for the year	OCI	Acquisition	Disposal	Transfer	Business combinations	Balance at December 31, 2020
Financial assets
FVTPL	~~W~~	178,390	103,327	(8,266)	60,576	(39,570)	(24,156)	16	270,317
FVOCI		307,248	(98)	230,526	37,381	(5,154)	(6,137)	6,223	569,989

	~~W~~	485,638	103,229	222,260	97,957	(44,724)	(30,293)	6,239	840,306

Financial liabilities
	~~W~~	—	(12,115)	—	—	—	—	(320,984)	(333,099)

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2020 and 2019 are as follows:

(In millions of won)	December 31, 2020
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivative instruments(*)	~~W~~	8,015	—	8,015	(453)	7,562
Accounts receivable – trade and others		317,332	(203,403)	113,929	—	113,929

	~~W~~	325,347	(203,403)	121,944	(453)	121,491

Financial liabilities:
Derivative instruments(*)	~~W~~	453	—	453	(453)	—
Accounts payable – other and others		301,996	(203,403)	98,593	—	98,593

	~~W~~	302,449	(203,403)	99,046	(453)	98,593

(*)	The balance represents the net amount under the standard terms and conditions of International Swaps and Derivatives Association.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

37.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement, Continued

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)	December 31, 2019
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	102,241	(100,895)	1,346

Financial liabilities:
Accounts payable – other and others	~~W~~	100,895	(100,895)	—

38.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Joint ventures	Dogus Planet, Inc. and 4 others
Associates	SK hynix Inc. and 55 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

For the periods presented, the Group belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Salaries	~~W~~	10,029	5,969
Defined benefits plan expenses		3,459	1,237
Share option		158	325

	~~W~~	13,646	7,531

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

38.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)		2020
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*2)	~~W~~	40,717	596,509	76,534

Associates	F&U Credit information Co., Ltd.		3,484	51,228	—
	SK hynix Inc(*3)		316,001	267	—
	KEB HanaCard Co., Ltd.		683	3,065	—
	SK Wyverns Co., Ltd.		1,279	19,354	—
	Content Wavve Co., Ltd.		446	56,631	—
	Others(*4)		65,431	12,511	78

			387,324	143,056	78

Others	SK Engineering & Construction Co., Ltd.		12,349	238	—
	SK Innovation Co., Ltd.		38,999	18,464	—
	SK Networks Co., Ltd.(*5)		13,893	1,022,976	32
	SK Networks Services Co., Ltd.		6,936	76,653	2,023
	SK Telesys Co., Ltd.		388	10,751	30,453
	SK TNS Co., Ltd.		1,118	43,767	496,460
	SK Energy Co., Ltd.		16,009	296	—
	SK hynix Semiconductor (China) Ltd.		73,683	—	—
	SK Battery Hungary Krt		19,394	—	—
	SK Global Chemical Co., Ltd.		20,667	9	—
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		15,898	8	—
	HappyNarae Co., Ltd.		9,871	17,361	129,621
	Others		102,141	128,268	83,693

			331,346	1,318,791	742,282

		~~W~~	759,387	2,058,356	818,894

(*1)	Operating expense and others include lease payments by the Group.
(*2)	Operating expense and others include ~~W~~216,241 million of dividends paid by the Parent Company.
(*3)

Operating revenue and others include ~~W~~146,100 million of dividends received from SK hynix Inc. which was deducted from the investment in associates and ~~W~~70,495 million of disposal amounts of Yongin SK Academy training facility.

(*4)	Operating revenue and others include ~~W~~18,749 million of dividends declared by Korea IT Fund and Pacific Telecom Inc. and UniSK which was deducted from the investments in associates.
(*5)	Operating expenses and others include costs for handset purchases amounting to ~~W~~961,167 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

38.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)		2019
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*2)	~~W~~	53,507	612,248	95,426

Associates	F&U Credit information Co., Ltd.		2,293	55,179	—
	SK hynix Inc(*3)		273,047	481	—
	KEB HanaCard Co., Ltd.		832	1,901	—
	SK Wyverns Co., Ltd.		1,399	21,528	—
	Others(*4)		17,286	13,864	457

			294,857	92,953	457

Others	SK Engineering & Construction Co., Ltd.		13,339	1,601	7,400
	SK Innovation Co., Ltd.		26,697	2,777	—
	SK Networks Co., Ltd.(*5)		29,321	1,088,443	449
	SK Networks Services Co., Ltd.		1,056	76,671	4,979
	SK Telesys Co., Ltd.		474	9,686	59,392
	SK TNS Co., Ltd.		240	35,824	607,546
	SK Energy Co., Ltd.		16,294	516	—
	SK hynix Semiconductor (China) Ltd.		73,542	—	—
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		14,535	131	—
	HappyNarae Co., Ltd.		6,943	18,121	168,286
	Others		90,307	105,569	109,189

			272,748	1,339,339	957,241

		~~W~~	621,112	2,044,540	1,053,124

(*1)	Operating expense and others include lease payments by the Group.
(*2)	Operating expense and others include ~~W~~216,241 million of dividends paid by the Parent Company.
(*3)	Operating revenue and others include ~~W~~219,150 million of dividends received from SK hynix Inc. which was deducted from the investment in associates.
(*4)	Operating revenue and others include ~~W~~11,955 million of dividends declared by Korea IT Fund and , UniSK and KIF Stonebridge IT Investment Fund which was deducted from the investments in associates.
(*5)	Operating expenses and others include costs for handset purchases amounting to ~~W~~1,043,902 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

38.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2020 and 2019 are as follows:

(In millions of won)		December 31, 2020
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc	Accounts payable – other, etc
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	6,449	64,373
Associates	F&U Credit information Co., Ltd.		—	10	4,699
	SK hynix Inc.		—	33,773	128
	Wave City Development Co., Ltd.(*1)		—	25,782	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	2,779	—
	KEB HanaCard Co., Ltd.		—	352	145,328
	Content Wavve Co., Ltd.		—	283	2,491
	Others		—	9,098	1,686

			22,147	72,077	154,332

Others	SK Engineering & Construction Co., Ltd.		—	1,521	152
	SK Innovation Co., Ltd.		—	11,737	44,105
	SK Networks. Co., Ltd.		—	2,245	108,233
	SK Networks Services Co., Ltd.		—	579	7,103
	SK Telesys Co., Ltd.		—	37	9,253
	SK TNS Co., Ltd.		—	263	89,915
	SK Energy Co., Ltd.		—	3,502	1,837
	SK hystec Co., Ltd.		—	494	6,085
	SK hynix Semiconductor (China) Ltd.		—	5,896	—
	SK Battery Hungary Krt		—	2,075	—
	SK Global Chemical Co., Ltd.		—	1,142	5
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		—	795	21
	HappyNarae Co., Ltd.		—	720	16,534
	Others		—	15,564	120,575

			—	46,570	403,818

		~~W~~	22,147	125,096	622,523

(*1)	As of December 31, 2020, the Parent Company recognized loss allowance amounting to ~~W~~10,880 million on the accounts receivable – trade.
(*2)	As of December 31, 2020, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

38.	Transactions wiith Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)		December 31, 2019
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc	Accounts payable – other, etc
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	7,941	87,458
Associates	F&U Credit information Co., Ltd.		—	2	4,869
	SK hynix Inc.		—	21,510	100
	Wave City Development Co., Ltd.(*1)		—	31,523	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	5,359	—
	KEB HanaCard Co., Ltd.		—	1,025	9,474
	Others		204	2,490	2,262

			22,351	61,909	16,705

Others	SK Engineering & Construction Co., Ltd.		—	4,422	97
	SK Innovation Co., Ltd.		—	7,496	43,791
	SK Networks. Co., Ltd.		—	3,469	76,993
	SK Networks Services Co., Ltd.		—	—	10,900
	SK Telesys Co., Ltd.		—	30	16,337
	SK TNS Co., Ltd.		—	14	200,703
	SK Energy Co., Ltd.		—	2,757	1,954
	SK hystec Co., Ltd.		—	848	687
	SK hynix Semiconductor (China) Ltd.		—	8,556	—
	Others		—	23,264	88,813

			—	50,856	440,275

		~~W~~	22,351	120,706	544,438

(*1)	As of December 31, 2019, the Parent Company recognized loss allowance amounting to ~~W~~13,283 million on the accounts receivable – trade.
(*2)	As of December 31, 2019, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.
(5)	SK Telink Co., Ltd., a subsidiary of the Parent Company, is holding a blank note provided by SK Holdings Co., Ltd. with regards to a performance guarantee.
(6)	The details of additional investments and disposal of associates and joint ventures for the year ended December 31, 2020 as presented in note 13.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

39.	Commitments and Contingencies

(1) Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~1,568 million as of December 31, 2020.

In addition, SK Infosec Co, Ltd., a subsidiary of the Parent Company, has pledged its shares of ADT CAPS Co., Ltd., CAPSTEC Co., Ltd., and ADT SECURITY Co., Ltd. for the long-term borrowings with a face value of ~~W~~1,950,000 million and Incross Co., Ltd., a subsidiary of the Parent Company, has pledged ~~W~~20,057 million of short-term financial instrument for performance guarantee as of December 31, 2020.

(2) Legal claims and litigations

As of December 31, 2020 the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

Meanwhile, the pending litigation over the validity of partnership contract that SK Planet Co., Ltd., a subsidiary of the Parent Company, was involved as the defendant (Plaintiff: Nonghyup Bank) was settled by the agreement between the parties during the year ended December 31, 2018. As a result of the settlement, the credit card business partnership between SK Planet Co., Ltd. and Nonghyup Bank will be maintained until April 2021, and the Group is obligated to pay the commission fees based on the customers’ credit card usage until September 2021, the expiration date of the credit cards. The Group determined that the contract and the subsidiary agreements meet the definition of an onerous contract according to K-IFRS No.1037, for which the Group recognized provisions with the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. In this regard, ~~W~~18,717 million are recognized as current provisions as of December 31, 2020.

(3) Accounts receivables from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company entered into comprehensive agreements to purchase accounts receivables from handset sales with retail stores and authorized dealers and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ~~W~~571,004 million and ~~W~~646,837 million as of December 31, 2020 and 2019, respectively, which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

40.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Interest income	~~W~~	(50,357)	(63,579)
Dividends		(1,170)	(10,011)
Gain on foreign currency translations		(8,928)	(4,576)
Gain on valuation of derivatives		(101,343)	(2,499)
Gain on settlement of derivatives		(7,829)	(29,277)
Gain on sale of accounts receivable – other		(22,605)	(15,855)
Gain relating to investments in subsidiaries, associates and joint ventures, net		(1,028,403)	(449,543)
Gain on disposal of property and equipment and intangible assets		(35,644)	(8,533)
Gain on business transfer		(12,455)	(69,522)
Gain relating to financial assets at FVTPL		(35,844)	(4,504)
Gain relating to financial liabilities at FVTPL		—	(56)
Other income		(4,220)	(1,875)
Interest expenses		399,176	406,087
Loss on foreign currency translations		12,730	4,948
Loss on disposal of long-term investment securities		98	—
Loss on sale of accounts receivable – other		—	5,823
Income tax expense		376,502	300,268
Expense related to defined benefit plan		198,794	175,165
Share option		4,313	2,073
Depreciation and amortization		4,169,996	4,021,016
Bad debt expense		48,625	28,841
Loss on disposal of property and equipment and intangible assets		41,598	47,760
Loss on impairment of property and equipment and intangible assets		208,833	65,935
Bad debt for accounts receivable – other		10,559	5,802
Loss on valuation of derivatives		13,551	—
Loss on settlement of derivatives		2,637	641
Loss relating to financial assets at FVTPL		10,894	7,753
Loss relating to financial liabilities at FVTPL		—	43
Loss on impairment of investment assets		—	1,670
Other expenses		67,146	21,044

	~~W~~	4,256,654	4,435,039

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

40.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Accounts receivable – trade	~~W~~	(33,410)	(211,712)
Accounts receivable – other		(50,003)	48,399
Accrued income		—	151
Advanced payments		(945)	(12,204)
Prepaid expenses		112,270	(680,925)
Inventories		(7,219)	115,893
Long-term accounts receivable – other		26,027	(56,216)
Contract assets		1,528	(68,805)
Guarantee deposits		26,122	6,392
Accounts payable – trade		3,023	(23,607)
Accounts payable – other		311,737	167,595
Withholdings		33,348	(31,545)
Contract liabilities		35,426	33,574
Deposits received		(1,028)	(3,112)
Accrued expenses		61,848	116,949
Provisions		(30,773)	(36,478)
Long-term provisions		(548)	(1,699)
Plan assets		(145,214)	(130,790)
Retirement benefit payment		(76,987)	(84,098)
Others		37,256	(3,892)

	~~W~~	302,458	(856,130)

(3)	Significant non-cash transactions for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Increase in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(426,723)	438,622
Increase of right-of-use assets		736,157	1,141,349
Contribution in kind for investments		4,702	78,900
Merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd.		1,072,487	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

40.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020
	January 1, 2020		Cash flows		Non-cash transactions
					Exchange rate changes(*)	Fair value changes	Business combinations	Other changes	December 31, 2020
Total liabilities from financing activities:
Short-term borrowings	~~W~~	20,603		76,375	13,020	—	—	—	109,998
Long-term borrowings		2,022,537		(3,026)	(14,208)	—	—	23,621	2,028,924
Debentures		8,220,833		445,462	(94,391)	—	—	7,839	8,579,743
Lease liabilities		1,291,007		(412,666)	—	—	7,696	550,740	1,436,777
Long-term payables – other		1,971,609		(428,100)	—	—	—	23,445	1,566,954
Derivative financial liabilities		1,043		8,191	—	44,942	—	—	54,176
Derivative financial assets		(144,886)		28,500	—	51,250	—	—	(65,136)

	~~W~~	13,382,746		(285,264)	(95,579)	96,192	7,696	605,645	13,711,436
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(742,136)
Payments of interest on hybrid bonds				(14,766)
Acquisition of treasury shares				(426,664)
Cash inflow from transactions with the non-controlling shareholders				17,766
Cash outflow from transactions with the non-controlling shareholders				(6,515)

				(1,172,315)

			~~W~~	(1,457,579)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

40.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)
	2019
	January 1, 2019		Cash flows		Non-cash transactions
					Exchange rate changes(*)	Fair value changes	Business combinations	Other changes	December 31, 2019
Total liabilities from financing activities:
Short-term borrowings	~~W~~	80,000		(59,860)	(2)	—	465	—	20,603
Long-term borrowings		2,104,996		(89,882)	1,129	—	—	6,294	2,022,537
Debentures		7,466,852		693,444	59,157	223	—	1,157	8,220,833
Lease liabilities		844,283		(443,238)	—	—	955	889,007	1,291,007
Long-term payables – other		2,393,027		(428,153)	(84)	—	—	6,819	1,971,609
Derivative financial liabilities		4,184		626	—	(3,767)	—	—	1,043
Derivative financial assets		(55,457)		11,800	—	(98,958)	—	(2,271)	(144,886)

	~~W~~	12,837,885		(315,263)	60,200	(102,502)	1,420	901,006	13,382,746
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(718,698)
Payments of interest on hybrid bonds				(14,766)
Disposal of treasury shares				300,000
Cash inflow from transactions with the non-controlling shareholders				101,398
Cash outflow from transactions with the non-controlling shareholders				(39,345)

				(371,411)

			~~W~~	(686,674)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

41.	Subsequent Events

(1) Merge of ADT Caps Co., Ltd. by SK Infosec Co., Ltd

On January 13, 2021, the board of directors of SK Infosec Co., Ltd., a subsidiary of the Parent Company, resolved to approve SK Infosec Co., Ltd.’s merger with ADT CAPS Co., Ltd. SK Infosec Co., Ltd. will merge ADT CAPS Co., Ltd. which is planned to be merged and dissolved on the date of merger expected to be March 4, 2021.

(2) Sale of ownership interest for SK Wynerns

On January 26, 2021, the Parent Company has entered into a memorandum of understanding (“MOU”) with E-MART Inc. to sell its entire 1,000,000 common stock of SK Wyverns Co., Ltd., in addition to land and buildings for ~~W~~100,000 million and ~~W~~35,280 million, respectively. In accordance with the MOU, the sale and purchase agreement of stock has been executed on February 23, 2021 and the agreement to sell land and building with SK Wyverns Co., Ltd. was executed on February 26, 2021.